Exhibit 99.1: Interim Report followed by Non-consolidated statements
INTERIM REPORT
( for The 38th Fiscal Year : From January 1, 2005 to June 30, 2005)
THIS IS A SUMMARY OF THE INTERIM REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

INTERIM REPORT
For the Interim in the 38th Fiscal Year
(From January 1, 2005 to June 30, 2005)
     To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the INTERIM REPORT for the Interim in the 38th Fiscal Year in accordance with the item 3 of Article 186 of Securities & Exchange Law.
Ku-Taek Lee
Chairman & Chief Executive Officer
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114
Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS

Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V	Others

Attachment	Auditor’s Review Report

I. Overview
1. Purpose of the Company
     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.

b. Harbor loading and unloading, transportation and warehousing businesses	CTS

c. Leasing of real estate and distribution businesses	POSCO Center lease

d. District heating business

e. Marine transportation, processing and sales of minerals within or outside Korea

f. All other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.
     B. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E& C : Construction and engineering

POS A.C. Architects & Engineering : Construction design

POSCO Steel Service & Sales Co.Ltd : Steel product sales and general trading

POSDATA : Construction of information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting, education

POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co. Ltd : Logistics Services

     C. Businesses the company plans to engage in
     [Irrelevant]
     2. Business Organization
A. Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works : 700, Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates seven overseas offices (EU,Hanoi, Rio de Janeiro, Bangkok, Mexico, Washington, New Delhi) for the purpose of supporting international business
(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (28.0 million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)

October 15,2004	Establishment of POSCO-JAPAN

June 22, 2005	Signing of MOU to Establish an Intergrated Steel Mill in India

July 4,2005	Completion of Gwanyang LNG Terminal
(e) Changes in the largest shareholder
— From the ‘POSTECH’ to ‘National Pension Corporation’.

— Date of Disclosure: January 24, 2005

— Others: Refer to the disclosure of the change of the largest shareholder (January 24, 2005)
(f) Change of Business Purposes

•	1984:	Port loading, logistics, warehouse businesses Operation of professional athletic teams added to business purposes.

•	1992:	Scientific agriculture and its spread added to business purposes

•	1994:	Real estate leasing and distribution added to business purposes

•	1995:	‘Scientific agriculture and its spread’ deleted from business purposes. Urban gas supply and power generation added to business purposes

•	2001:	District heating business added to business purposes

•	2002:	Maritime transportation of natural materials at home and abroad, their processing and distribution added to business purposes.
(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
     (3) Merger, Acquisition and Handover of Businesses
[Irrelevant]
(4) Major Changes in Production Facilities
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity ]
(5) Important Developments Related with Business Operation
     POSCO resolved to list on Tokyo Stock Exchange on 12th July 2005 as follows:
1.	Method of Listing : Public Offering

2.	Shares to be listed : ADR

3.	Volume of Listing : 3,500,000 registered common shares (Approximately 4% of total issued shares)

4.	Provision for listing shares : Share Buyback in the market

5.	Public Offering Price : Decided at the time of Public Offering, considering demand forecast

6.	Time of Listing : In Nov.~Dec. of 2005
[Other things Refer to II. Business, 7. Important Contract ]

     B. POSCO Business Group
(1)	Name of Business Group : POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, Seung Kwang, POSREC, POS-AC, POSCO E&C, POSRI, POSCON, POSTEEL, Changwon Specialty Steel, POSDATA, POS-M, POSMEC, POCOS, POSCO Terminal, POSTECH Capital Corp, Seomyeon Development Co. Ltd., Metapolis Co.Ltd ( Dongwoosa and Samjung P&A Co.Ltd. was designated as business group on 1st July,2005 . Total POSCO Group : 19 companies)
3. Equity Capital
     A. New Issue of Registered Form Common Stock with Face Value of Won 5,000
* No new issue of registered form Common Stock in the last three years.
     B. Convertible Bonds
No relevant data.
     C. Bonds with Warrant
No relevant data
4. Other information regarding Shares
     A. Total Number of Shares

(As of June 30, 2005)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

*	Par value : Won 5,000 per share
     B. Outstanding Shares

		(As of June 30, 2005)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175

*	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) do not accord because of stock cancellation by profit as of June 30, 2005.

     C. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation

				(Shares, As of June 30, 2005)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		5,771,161	1,743,730	—	—	7,514,891
Indirect	Registered Common	912,010	—	—	—	912,010
Sub Total		6,683,171	1,743,730	—	—	8,426,901
* Changes in the Treasury Stock Holdings and Cancellations after the end of June 2005
1.	On July 12, 2005, POSCO resolved the purchase of treasury stock of 3.5 million shares for issuing ADR.

2.	On July 12, 2005, POSCO resolved the sale of Treasury Shares of 1,289,347 shares for ESOP (Employee Stock Ownership Plan)

3.	On August 12,2005, the indirect acqusition of treasury stock sell 700 thousand shares through trust contranct.
(2) Stock Cancellations by profit
[Irrelevant]
(3)Treasury Stock purchased under the Special Money Trust Contract

		(KRW, Shares)
Date	Name of the institute	Amount
Nov. 05, 2004	Hana Bank	100,000,000,000
Total		100,000,000,000
* Treasury Stock Specific Money Trust Contract Term Extension (‘04.11.5 ~ ‘05.11.4)
* Changes in the Treasury Stock after the end of June 2005
—	On August 12,2005, the indirect acqusition of treasury stock sell 700 thousand shares through trust contranct.
D. Shares held by ESOA (Employee Stock Ownership Association)

		(Shares, As of June 30, 2005)
Type	Beginning	Balance
Registered Common	2,966,792	2,858,118
Total	2,966,792	2,858,118

* Changes in the Share held by ESOA after the end of June 2005

		(Shares, As of July 31, 2005)
Type	Beginning	Balance
Registered Common	2,966,792	4,100,350
Total	2,966,792	4,100,350
E. Voting Rights

		(As of June 30, 2005)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares which can’t exercise voting rights	8,426,901
3. Shares which can exercise voting rights	78,759,934
F. Earnings and Dividend for The Past Three Fiscal Years

			(Unit: Million Won)
	The 38th 1H	The 37th	The 36th
Net Profit	2,569,874	3,826,015	1,980,572
EPS (Won)	32,321	47,331	24,306
Net Profit Available for Dividend Payout	—	8,325,683	5,993,900
Cash Dividend Paid (Payable)	157,520	644,335	485,188
Pay-out Ratio	—	16.84%	24.50%
Dividend per share (Won)	2,000	8,000	6,000
Dividend Yield	—	4.16%	3.82%

II. Business (Manufacturing)
1. Current Situation of POSCO
     (1) Market Share

(Unit: million tons, %)
	1H for		Annual for		Annual for
	the 38th Fiscal Year		the 37th Fiscal Year		the 36th Fiscal Year
Category	(1H )	Market share	(2004)	Market share	(2003)	Market share
Crude steel production	23.8	100	47.5	100	46.3	100
POSCO	15.0	63	30.2	64	28.9	62
Others	8.8	37	17.3	36	17.4	38
     (2) Characteristics of the Steel Market
•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented 75% and Export sales represented 25% of our total regional sales.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.
(3) Current Situation and Prospect of New Businesses
¡ Investment in Other Corporation(KIECO)
     1. Details of the Company
— Name of Company : Korea Independent Energy Corporation (KIECO)
     2. Details of Acquisition
— Total value of shares to be acquired : KRW 291.5 billion

— Number of shares to be acquired by the investment : 20 million shares

— Shareholding ratio after investment(%) : 50%

— Purpose : Company diversification

— Acquisition date : July 11, 2005

* Changes in the Current Situation and Prospect of New Businesses after the end of June 2005

¡ Completion of Gwanyang LNG Terminal (,05.7.4)
     [Refer to II. Business, 3. Production and Facilities, C.Production Facilities]
¡	POSCO signed on June 22, 2005, a Memorandum of Understanding with Orissa State Government of India to build an intergrated steel mill and develop an iron ore mine in India.
—	Investment Summary: In the first phase, POSCO will construct a steel plant with annual production capacity of three million tons (expected to be completed by 2010). POSCO plans to expand the plant’s capacity to twelve million tons.

—	Amount of Investment: U$ 3 billion in the first phase (including cost of developing an iron ore mine). U$ 12 billion investment is expected in the case of capacity expansion to twelve million tons.
¡ Establishment of POSCO-India (‘05.7.12)
POSCO resolved to establish Indian subsidiary company (“the Indian Company”) according to Indian laws and MOU with Orissa State government in order to as below.
     1. Establishment of Indian subsidiary company
o Name: POSCO-India Private Limited (POSCO-India)

o Business scope : Feasibility Study (F/S) of India Project

: (On the assumption of being viable through F/S) construction and operation of steel mill and related infrastructure

o Capital: POSCO shall subscribe to 224,999,999 equity shares of INR 10

o Place : Bhubaneshwar, Orissa State, India

2. Key Products and Raw Materials
A. Current Situation of Key Products

(Unit :100 million won)
Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes,shipbuilding, etc.	POSCO	46,418(42%)

		Cold rolled products	Automobiles, Electronic appliances, etc.		41,011(37.1%)

		STS	Silverware, steel pipes, etc.		22,018 (20%)

	Others	Byproducts, etc.	Raw material for cement, etc.		1,034(1%)

	Sales Discount				-133(-0.1%)

		Total			110,338 (100%)

B. Price Trends of Key Products

(Unit: won/ton )
		2Q for the 38th	Annual for the 37th	Annual for the 36th
		Fiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Jun.30, 2005)	(Jan. 1~Dec. 31, 2004)	(Jan. 1~Dec. 31, 2003)
Hot-rolled coil
	Domestic	588,395	485,618	360,964
	Export	604,510($574)	536,335($468)	393,193($330)

Cold-rolled coil
	Domestic	675,957	588,255	472,784
	Export	673,838($642)	594,466($519)	502,876($422)
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight and sales discount
(2) Factors of Price Fluctuations
•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	792,692 (18.1%)	BHP, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Redundant Smokeless coal: Sintering fuel	938,983 (18.1%)	BHP of Australia Fording of Canada

		Iron materials	Iron material for steelmaking	655,318 (14.9%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	1,361,397 (31.0%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	561,962 (12.8%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	80,814 (1.8%)	Limestone, manganese, fluorite

Total				4,391,166

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

			(Unit: won/ton )
Category	The 38th 1H	The 37th Fiscal Year	The 36th Fiscal Year
Iron ore	38,815	38,018	31,721
Coal	97,594	89,723	60,276
Scrap iron	314,799	312,558	196,687
Nickel	15,800,558	16,462,393	11,037,181
(1) Criteria for Calculation
The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2) Key Factors in Price Fluctuations
A. Iron ore

	(2003)	(2004)	(2005 1H)

• Trend of purchase price(CFR) :	$26.10/ton à	$31.96/tonà	$37.35/ton

B. Coal

	(2003)	(2004)	(2005 1H)

• Trend of purchase price (CFR):	$49.12/ton à	$72.02/tonà	$93.44/ton

C. Scrap iron

	(2003)	(2004)	(2005 1H)

• Trend of purchase price (CIF):	$160/ton à	$267/tonà	$299/ton

D. Nickel

	(2003)	(2004)	(2005 1H)

• Trend of LME price:	$9,634/ton à	U$13,852/tonà	U$15,294/ton

3. Production and Facilities
A. Production capacity
(Unit : Ten Thousand Ton)

Items	2005 1H	2004	2003
Pohang Works	665	1,330	1,267
Gwangyang Works	835	1,670	1,623
Total	1,500	3,000	2,890
B. Production and Capacity Utilization Rate

(1)Production	(Unit : Thousand Ton)

Items		2005 1H	2004	2003
Crude Steel
	Pohang	6,599	13,449	12,666
	Gwangyang	8,390	16,755	16,234
Total		14,989	30,204	28,900
HR Products
	Pohang	1,297	3,367	3,806
	Gwangyang	3,321	6,995	6,715
CR Products
	Pohang	796	1,464	1,199
	Gwangyang	3,740	6,914	8,070
PO	Gwangyang	847	1,494	1,449
Electrical Steel	Pohang	394	701	652
Plate	Pohang	1,436	3,334	2,986
Wire Rod	Pohang	1,043	2,017	1,963
STS	Pohang	980	1,941	1,587
Pig Iron
	Pohang	98	149	181
	Gwangyang	89	255	220
Billet	Pohang	80	181	176
Slab/Bloom & etc.
	Pohang	92	164	296
	Gwangyang	207	441	415
Pohang		6,216	13,318	12,846
Gwangyang		8,204	16,099	15,420
Total Products		14,420	29,417	28,266
     (2) Capacity Utilization Rate for 1H 2005 in Terms of Crude Steel Production
(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	6,650	6,599	99.23%
Gwangyang Works	8,350	8,390	100.48%
Total	15,000	14,989	99.93%
     – Utilization Rate = Production/Real Production Capacity.

C. Production Facilities
(1) Book Value of Fixed Assets
(Unit : Million Won)

	Beginning Book				Ending Book
Items	Balance	Increased	Decreased	Depreciation	Balance
Pohang
Land	378,138	17			378,155
Building	949,695	54,455	629	30,983	972,538
Structures	415,126	39,433	892	15,693	437,974
Machinery & Equipment	2,031,844	695,005	11,053	274,907	2,440,889
Vehicles	21,134	2,774	102	3,392	20,414
Tools and Fixtures	11,373	6,320		2,910	14,783
Furniture & Others	28,773	5,403	79	4,052	30,045

Gwangyang
Land	378,276	1,442			379,738
Building	806,078	68,979	1,553	35,872	837,632
Structures	476,478	286,611	760	24,836	737,493
Machinery & Equipment	1,453,283	622,081	5,225	302,125	1,768,014
Vehicles	7,367			1,776	5,591
Tools and Fixtures	14,313	3,698		3,354	14,657
Furniture & Others	7,000	939	72	1,508	6,359
(2) Major Capital Expenditures
     (a) Investments under construction
(Unit : Hundred Million Won)

				Invested
				Amount		Amount to be
Items	Date	Project	Total Investment	(This year)		invested
Expansion
	’04.8~’06.12	P)Construction of a FINEX plant	5,528	1,237	(1,049)	4,291
	’04.11~’06.6	G) Installation of #6 CGL	2,171	1,048	(765)	1,123
	’04.12~’06.6	P)Endless rolling equipment #2 hot rolling mill	1,544	94	(46)	1,450
	’03.12~’05.8	G)Establishment of 3,4 CDQ	1,554	1,512	(216)	42
	’04.2~’05.10	G)Installation of #5 CGL	2,861	2,623	(617)	382
Maintenance
	’04.9~’05.7	G)Replacement #2,#4 Continuous Castor	1,058	940	(819)	118
	’03.10~’06.6	P) Replacement #2 Hot Strip	2,556	339	(128)	2,217
	’04.4~’05.7	P)Replacement of #2 plate	1,967	1,893	(1,358)	74
	’05.5~’07.3	P)Replacement Electrical Steel (level 2)	2,997	370	(329)	2,627
	’05.3~’06.4	G) Capacity expansion of #1 PCM	1,364	117	(77)	1,247
	’05.1~’06.7	P) Rationalization #1 wire rod	691	108	(48)	583

     (b) Planned investments

		(Unit : Hundred Million Won)
		Planned investments
Location	Project	2005	2006	2007
Pohang
	Extension of Coke Plant	204	1,869	922
	Repair of #3 blast furnace (2nd)	477	1,654	497
	Establishment of Finex #1	542	1,034	95
	Rationalization of 3 CC #4 M/C	186	955
	Investment Facilities Cold Rolling Mill and Annealing, Pickling and Finishing Line	201	2,380	390
	Others	15,451	18,098	11,462
Gwangyang
	Rationalization of #3 Hot Rolling	66	223	2,425
	LNG Terminal Expansion	1	1,898	901
	Coke Making facilities	29	271	13
	Others	12,993	5,150	8,934

* Excluding investment Assets and Head office Ordinary Investment
4. Sales
A. Breakdown of Steel Product Sales

		(Unit : Thousand Ton, Hundred Million Won)
		2005 1H		2004		2003
Items		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	6,492	39,619	14,226	72,605	14,177	53,357
	Export	1,062	6,789	2,493	14,020	2,517	10,416
	Total	7,554	46,408	16,719	86,625	16,694	63,773
Cold Rolled Products	Domestic	3,677	26,516	6,723	42,270	6,251	31,988
	Export	2,000	14,495	3,822	24,375	3,686	19,756
	Total	5,677	41,011	10,545	66,645	9,937	51,744
Stainless Steel	Domestic	420	10,489	941	22,443	928	16,295
	Export	535	11,529	996	20,559	643	10,219
	Total	955	22,018	1,937	43,002	1,571	26,514
Others	Domestic		1,031		1,932		1,825
	Export		3		1		—
	Total		1,034		1,933		1,825
Total	Domestic	10,589	77,655	21,890	139,250	21,356	103,465
	Export	3,597	32,816	7,311	58,955	6,845	40,391
	Total	14,816	110,471	29,201	198,205	28,202	143,856
Discount			-133		-280		-263
Grand Total		14,186	110,338	29,201	197,925	28,202	143,593

B. Marketing organization, channel and strategy
(1) Organization
Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
(2) Sales Channel
i) Direct sales : POSCO → Customers
ii) Indirect Sales
- Domestic market : Sales agents, e-sales or POSTEEL
- Overseas Market : General Trading Companies
(3) Sales Condition
- Domestic Sales : Credit sales based on production to order or Cash
- Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments (D/P), T/T
(4) Sales strategies
o Strengthen global marketing
- Raise partnership with core customers
- Coordinate functions and roles of sales channel
- Reinforce market forecasting & corresponding power
o Promote 8 Strategic Products
- Automotive Flat, high-class API, STS400, electric steel sheets and TMCP plate
o Enhance Cost-competitiveness
- Setting up Optimal distribution system
- Enhance productivity and efficiency of inventory management
6. Related to the Derivatives
A. Currency Forward Contracts
[Irrelevant]

7. Important contracts
A. Important Contracts (Raw Material)
(Unit : Billion Won)

	Contract
Item	Date	Name of Company	Contract Amount	Terms
Iron ore	‘05.3	Kumba	59.6	‘05.4~‘06.3
Coal	‘05.3	BM Alliance Coal marketing PTY.,LTD	682.1	‘05.4~‘06.3
Coal	‘05.3	ELK VALLEY COAL CORP.	433.6	‘05.4~‘06.3
Nickel	‘05.2	KOREA NICKEL	413.1	‘05.1~‘05.12
Ferro Chrome	‘05.3	Xstrata	226.4	‘05.1~‘07.12

* KRW1,006 /U$ applied
B. Important Investment in Overseas
(1) Increase in investment of Establishment of POS-Thai #2 Plant (’05.6.28)
o Name of Company : POS-Thai Steel Service Center Co., Ltd.
o Location : Bang Pakong Industrial Complex, Chon-Buri, Thai
o Major Business : Manufacturing Steel Materials (12 Million ton → 24 Million ton)
o Detailed of Establishment of #2 Plant
- Location: Payong Amata-City industrial Complex
- Capacity : Manufacturing Steel Materials 12 Million ton/per year
- Total Investment (#2Plant) : U$13,700 (Estimated)
- Shareholding ration after investment : POSCO 39.2%, POSTEEL 36.0%, SAMSUNG CORPORATION 11.7%,
DAEWOO 6.5%, HYOSUNG 6.5%, THAI SSP 0.1%
* POSCO subsidiaries invested in Overseas as below :
(1) Purchase of CAML Resources Pty Ltd shares to invest in Australian Foxleigh Mine
o Name of Company : CAML Resources Pty Ltd.
o Contract Date : Sep.14, 2004.
o Major Business : Development of Coal Mine and Management of Coal Mine
o Equity Ownership : POSA 33.3%(‘05E)
Becamel, Wenthor, Trevex, Pondcte etc.(each 16.7%)

(2) POSCO had signed an MOU with Glennies Creek and Carborough Downs
o Contract Date : June 6, 2005
o Equity Ownership : AMCI 85%, POSA 5%, NSC 5%, JFE 5%
(3) POSCO to buy stake in Canadian Coal mine.
POSCO would buy stake in Canadian coal mine in a bid to secure stable supply of the raw material. It would buy 2.5 percent stake in Canadian Elk mine from Canada mining company Elk Valley Coal Partnership (EVCP).
The main contract would be completed in the middle of February next year. The Company secures annually 4.2 million tones of high metallurgical coal over the next 10 years from this coal mine, starting from 2005.
(4) Establishment of POS-NPC
- Total Assets (KRW) : 1,911.74 Million
- Equity Capital (KRW) : 1,911.74 Million
- Major business : Manufacturing, Storage and Transportations of Steel
- Name of company group: POSCO (POS-NPC wholly owned by POSCO-JAPAN)
8. Research & Development
A. R & D Organization

		Number of
		Teams or groups	Staff
In-house
	Technology Development Department	5	37
	Environment & Energy Dept.	2	17
	Knowledge Asset Dept.	2	29
	Technical Research Laboratory (Group)	15	580
Independent
	Research Institute of Industrial Science and Technology		349
	POSTECH		1,357

B. R&D Expense

	(Million Won)
	2005 1H	2004	2003
1. Raw Materials	56,337	91,956	57,152
2. Labor cost	17,123	35,939	74,191
3. Depreciation	7,655	12,612	22,954
4. Subcontract	34,141	79,250	38,189
5. Other Expense	28,927	82,428	15,626
Total	144,183	302,185	233,286
(R&D/Sales Ratio)*100	1.31%	1.53%	1.62%
9. Other information for investment decision making
A. Funding from domestic market

	(Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	13,992	97,028(110,779)	241
Banks
Others
From Capital Market
Bond (private)
Bond (public)	1,100,000	(300,000)	800,000
Others
Total	1,113,992	97,028(410,779)	800,241
B. Funding from overseas

	(Unit :Million Won)
	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	70,332	(11,497)	58,835
Bond	1,313,229	(289,860)	1,023,369
Equity
Others
Total	1,383,561	(301,357)	1,082,204

III. Financial Statements
1. Summary of Unconsolidated Financial Statements

(Unit: million won)
Item	2005 1H	2004	2003	2002	2001
Current Assets	8,142,781	7,741,578	5,327,843	3,772,625	3,560,773
Quick Assets	5,457,747	5,632,896	3,768,583	2,501,696	2,191,303
Inventories	2,685,034	2,108,682	1,559,260	1,270,929	1,369,470
Fixed Assets	14,201,052	13,625,482	13,078,757	13,471,861	14,054,757
Investments Assets	4,009,732	4,059,176	4,023,191	3,869,016	4,609,647
Tangible Assets	9,886,956	9,203,061	8,705,192	9,271,701	9,118,589
Intangible Assets	304,364	363,244	350,374	331,144	326,521
Total Assets	22,343,833	21,367,060	18,406,600	17,244,486	17,615,530
Current Liabilities	3,223,435	3,221,400	2,528,217	2,497,274	2,252,545
Fixed Liabilities	1,340,033	2,035,817	2,920,385	3,180,416	5,166,492
Total Liabilities	4,563,469	5,257,216	5,448,602	5,677,690	7,419,037
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,771,283	3,771,283	3,707,587	3,685,953	3,673,621
Retained Earnings	14,906,605	12,864,139	9,867,437	8,483,234	6,986,939
Capital Adjustments	-1,379,926	-1,007,981	-1,099,429	-1,084,794	-946,470
Total Shareholders’ Equity	17,780,365	16,109,844	12,957,998	11,566,796	10,196,493
Total Sales	11,033,834	19,792,478	14,359,329	11,728,595	11,086,119
Operating Profit	3,504,182	5,053,728	3,058,534	1,833,485	1,429,457
Recurring Profit	3,543,759	5,230,514	2,663,863	1,465,444	1,114,971
Net Profit	2,569,874	3,826,016	1,980,572	1,101,325	819,319
2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2005	2004	2003 and 2002
CPAs	Samil Accounting Corp	Samil Accounting Corp	Samil Accounting Corp
	Pricewaterhouse Coopers	Pricewaterhouse Coopers	Pricewaterhouse Coopers
Audit Opinion	Qualified	Qualified	Qualified

B. Any violations against GAAP
(1) Violations, which need to amend Financial Statements
          N.A.
(2) Violations, which are not related with amendment of Financial Statements
          N.A.
3. Unconsolidated Financial Statements
A. Balance Sheet
          Refer to the attached the review report as June 30, 2005
B. Income Statements
          Refer to the attached the review report as June 30, 2005
C. The Note in the Financial Statement
          Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amended in this Fiscal Year
          N.A

4. Consolidated Financial Statements
A. Summary for the Fiscal Years 2000 through 2004

(Unit : million won)
	2004	2003	2002	2001	2000
Current Assets	10,487,815	7,621,598	5,414,850	4,960,937	6,306,451
Quick Assets	7,422,294	5,553,227	3,743,404	3,223,686	4,394,808
Inventories	3,065,521	2,068,371	1,671,446	1,737,251	1,911,643
Fixes Assets	13,641,144	13,146,951	13,662,000	14,444,398	13,840,224
Investments Assets	2,704,538	2,826,679	2,862,614	3,352,924	2,849,980
Tangible Assets	10,440,291	9,845,776	10,324,574	10,600,766	10,454,929
Intangible Assets	496,315	474,496	474,812	490,708	535,315
Total Assets	24,128,960	20,768,549	19,076,850	19,405,334	20,146,675
Current Liabilities	4,995,018	4,171,918	3,720,274	3,618,918	5,346,831
Fixed Liabilities	2,747,886	3,347,064	3,536,930	5,435,628	5,241,545
Total Liabilities	7,742,904	7,518,982	7,257,204	9,054,546	10,588,376
Minority Interest	307,892	293,299	279,165	168,171	159,623
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,895,378	3,828,773	3,797,737	3,859,030	3,860,756
Retained Earnings	12,851,118	9,875,080	8,464,715	6,966,189	6,595,470
Capital Adjustments	-1,150,734	-1,229,988	-1,204,374	-1,125,004	-1,539,953
Total Shareholders’ Equity	16,386,056	13,249,567	11,819,646	10,350,789	9,558,299
Total Sales	23,973,053	17,789,237	14,354,918	13,121,097	13,776,214
Operating Profit	5,319,420	3,262,981	2,049,867	1,587,293	2,306,463
Recurring Profit	5,339,522	2,747,271	1,507,437	1,174,673	1,384,660
Total Net Profit	3,841,264	2,017,000	1,109,132	837,210	1,642,350
Consolidated Net Profit	3,814,225	1,995,983	1,089,288	845,679	1,636,667
Number of Consolidated Companies	38	35	33	32	34
B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
          Refer to the 37th Consolidated Financial Statements as of December 31, 2004
(2) Consolidated Income Statements
          Refer to the 37th Consolidated Financial Statements as of December 31, 2004
6. Divisional Financial Status
A. Divisional Financial Information
     N.A
B. Regional Financial Information
     N.A
7. Financial Statement before and after consolidation
A. The Overview of Consolidation
          N.A
B. Financial Statement before and after Consolidation
          N.A
C. Issues related Consolidation
          N.A

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.
     Our board of directors maintains the following six sub-committees:
•	the Director Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.

* Composition of special committees under the Board of Directors and their functions

Category	Composition		Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	Jun, Kwang-woo Sun, Wook Ahn, Charles Yoon, Seok-Man	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates - Advance screening for nominating representative director, members of special committee(s)

Category	Composition		Major functions
Evaluation and Compensation Committee	4 outside directors	Suh, Yoon-Suk Samuel F. Chevalier Park, Young-Ju Park,Won-Soon	- To establish management succession and development plans
- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors and executives officers
-To pre-deliberate on matters related to stock option

Finance & Operation Committee	3 outside directors 2 standing directors	Park, Young-Ju Jun, Kwang-woo Ahn, Charles Yoon, Seok-Man Lee Youn	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
- Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Management Committee	6 standing directors	Lee,Ku-Taek Kang, Chang-Oh Ryoo,Kyeong-Ryul Yoon,Seok-Man Lee Youn Chung,Joon-Yang	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Important subjects on working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
¡ Composition of the Director Candidate Recommendation Committee

Jun, Kwang-woo (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
Sun, Wook (member)	Outside Director	- Outside directors (3), Standing directors(1):
Ahn, Charles (member)	Outside Director	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
Yoon, Seok-Man (member)	Standing Director
(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Samuel F. Chevalier	• Former vice chairman, Bank of New York	None
• Former president of Irving Bank (Economics, Northeastern University)

Kim ,E. Han	• Distinguished Professor at University of Michigan	”

• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank
(MBA at Cornnel University, PhD in business administration from State University of New York)

Park, Young-Ju	• CEO & President of Eagon Co.	”

• Chairman of the Korean Business Seminar Council

Relation with
majority
Name	Experience	shareholder	Remarks
• Vice-President of the Federation of Korean Industries(FKI)

Jun, Kwang-woo	• Vice President of Deloitte Group	”

• Former Vice-President of Woori Finance Group

Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office	”

• Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	• Head of the Business School at Ewha Women’s Univ.	”

• Vice-President/Commissioner of Account Management for the Korea Accountant Association

Park,Won-Soon	• Standing Chairman of the Beautiful Foundation • Chairman of Korea Human Rights Foundation	”

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center

Ahn, Charles	• President & CEO, AhnLab, Inc.
(4) Whether a director is covered by damage liability insurance or not

	Insurance premium		Insurance premium
Name	(Monthly)	Insurance benefits	paid by company	Remarks
All directors	46.7 million won	50 billion won	Entirety	Insurance period 1.3 year(‘05.2~06.5)
¡Ø List of key activities of the Board of Directors (Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Agenda	Approval
2005-1	Jan.13	1. Approval of Financial Statements for the 37th Fiscal Year and the Agenda for 37th Ordinary General Meeting of Shareholders	Approved

2005-2	Feb.3	1. Recommendation for Standing Directors Candidates	All 5 cases approved
2. Establishment of the Ceiling Amount of Total Remuneration for

Session	Date	Agenda	Approval
Directors in the Fiscal Year 2005
3.Payment of the special incentive for Directors
4.Plan for Share buyback
5. Contribution Plan for POSCO Educational Foundation
2005-3	Feb.25	1.Appointment of Special Committee Members	All 3 cases approved
2.Appointment of Positions for Standing Directors
3.Approval of Designation of Position for Executive Officer
2005-4	Apr.28	1. Plan for Acquisition of Ownership Interest in KIECO owned by Hanwha	All 9 cases approved
2. The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.
3. Participation in the Capital Increase of POSDATA
4. Construction of Stainless Continuous Cold Rolling Plant at Pohang Works
5. Installation of De-P Converter for Steel Making Plant #1 at Pohang Works
6. Installation of Vertical Slab Caster in Continuous Casting Plant #1 of
Pohang Steel Works
7. Revision of the Internal Control over Financial Reporting Regulations
8. Directors and Executive officers’ Salary Operation Plan in 2005
9. Stock Option Grant
2005-5	Jul.12	1. Establishment of POSCO-India	All 4 cases approved
2. Approval on a Sale of Treasury Shares to ESOA
(Employee Stock Ownership Association)
3. FY2005 Interim Dividends Payout
4. Tokyo Stock Exchange Listing and Share Buyback (Plan)
¡ Major activities of outside directors on the Board of Directors(Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Number of participating outside directors	Remarks
2005-1	Jan.13	7 persons
2005-2	Feb.3	6 persons
2005-3	Feb.25	8 persons
2005-4	Apr.28	9 Persons
2005-5	July 12	7 persons
(5) Composition of committees and their activities(Jan. 1, 2005 — Jul. 19, 2005)
¡ Major activities of Director Candidate Recommendation Committee (Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Agenda	Approval
2005-1	Jan.27	Assessment of qualifications of outside directors	—
2005-2	Jan.28	1. Assessment of qualifications of outside directors	Approved
		2. Assessment of qualifications of Standing Director	—
2005-3	Feb.25	1. Appointment of Special Committee Members	—
		2. Appointment of Positions for Standing Directors	—
		3. Approval of Designation of Position for Executive Officer	—
¡ Major activities of Evaluation and Compensation Committee (Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Agenda	Approval
2005-1	Jan.13	Evaluation of ’04 Management Result	—
2005-2	Jan.28	1. Establishment of the Ceiling Amount of Total Remuneration for Directors in the Fiscal Year 2005	—
2005-3	Apr.28	2. Payment plan of the special incentive for Directors 1. Stock Option Right 2. Operation of Director’s Remuneration in the Fiscal Year 2005
¡ Major activities of Finance & Operation Committee (Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Agenda	Approval
2005-1	Jan 13	Contribution to a Charity Fund for unfortunate neighbors in Pohang and Gwangyang Area	Amended
Approved
2005-2	Feb.3	Contribution to a Charity Fund for unfortunate neighbors who are damage caused by Tidal wave and earthquake in South Asia	Approved
2005-3	Apr.27	1. Plan for Acquisition of Ownership Interest in KIECO owned by Hanwha	—
2. The Capital Increase and Payment Guarantee for POSCO Investment Co., Ltd.
2005-4	Jul.11	1. Establishment of POSCO-India (Plan)	—
		2. The Payment Guarantee for BX STEEL POSCO Cold Rolled Sheet Co.,Ltd.)	Approved
¡ Major activities of Management Committee (Jan. 1, 2005 — Jul.19, 2005)

Session	Date	Agenda	Approval
2005-1	Feb.22	Establishment #1~4 Sinter Purity installation at Gwangyang	Approved
2005-2	Mar.8	2 cases, including STS Continuous Cold Rolling at Pohang	Suspended
2005-3	Mar.29	7 cases, including Installation of Vertical Slab Caster in Continuous Casting Plant #1 of Pohang Steel Works	Approved

Session	Date	Agenda	Approval
2005-4	May 27	3 cases, including Capital increase for Donawoosa Capital increase for POS-THAI	Approved Suspended
2005-5	Jun.28	Capital increase for POS-THAI	Approved
¡ Major activities of Insider Trading Committee (Jan. 1, 2005 — Jul. 19, 2005)

Session	Date	Agenda	Approval
2005-1	Feb.2	Contribution Plan for POSCO Educational Foundation	—
2005-2	Apr.28	The Capital Increase for POSDATA	—
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
     The duties of the Audit Committee include:
•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
o Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Kim E. Han Sun, Wook	Distinguished Prof. of University of Michigan Former President & CEO, Samsung	Satisfies requirements in the articles of incorporation	Chairman
	Human Resources Development Center	”
Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”
Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	”
* Major activities of the audit committee (auditors) (Jan. 1,2004-Jul. 19,2005)

Session	Date	Agenda	Approval	Remarks
• Deliberation agenda
- Approval of contract of non-audit service of POSCAN
2005-1st	Jan.12	- Approval of method and standard of appointment and evaluation of External Auditor	Approved	All members participating
• Report agendas
- Overview of operations of the in-house controlling system by external auditors

• Deliberation agenda
2005-2nd	Feb.2	-Assessment of operations of the in-house controlling system in 2004	Approved	All members
		-Results of the audit of account for the 37th Fiscal Year		participating

Session	Date	Agenda	Approval	Remarks
- Approval of the appointment of the external auditor
• Report agendas
- Overview Results of the audit of account for the 37th Fiscal Year

• Deliberation agenda
- Approval of the appointment of the audit office head
2005-3rd	Feb.25	-Approval of the appointment of Internal control system manager	Approved	3 members participating
- Approval of contract of non-audit service of POSCO

• Deliberation agenda
- Approval of audit and not-audit service of affiliated Company Outside
2005-4th	Apr.28	- Approval of contract of non-audit service of POSCO • Report agendas - Results of the audit of account for the 1Q 38th	Approved	All members participating
Fiscal Year
- Reporting the 2004 fiscal year results of the audit of Consolidated finance statements

• Report agendas
- Results of the audit of account for the 1H 38th
2005-5th	Jul.11	Fiscal Year - Assessment of operations of the in-house	Approved	3 members participating
• controlling system for 1H 38th
C. Voting Rights by Shareholders
(1) Whether to Adopt the Cumulative Voting System
*	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.
(2) Whether to Adopt the Ballot Voting System or Electronic Voting System
*	Introduced the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3) Execution of Voting Rights by Minority Shareholders
[Irrelevant]
C. Compensation of Directors and Officers
(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

		Ceiling amount approved	Average payment
	Total payment	at shareholders Meeting	per person
Category	(20051H)	(20051H)	(20051H)	Remarks
Standing Director	1,599 million won	4.5 billion won	266.5 million won
Outside Director	205 million won		22.8 million won	Including 4 members of Audit Committee
Total	1,804 million won		120.3 million won

*	33.4 million won paid in 1Q 2005.
(2) List of Stock Options Presented to Executives

			(As of June 30, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Ku-Take Lee	40,666	July 24, 2003 ~	KRW 98,900
	Won-Chul Hwang	9,037	July 23, 2008
	Tae-Hyun Hwang	4,037
	Dong-Jin Kim	8,134
	Soo-Chul Shin	9,037
	Chin-Choon Kim	7,000
	Youn Lee	8,134
	Kyeong-Ryul Ryoo	5,174
	Seong-Sik Cho	3,134
	Jong-Tae Choi	8,134
	Hwang-Kyu Hwang	7,500
	Ung-Suh Park	1,000
	Jae-Young Chung	2,259

			(As of June 30, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Soon Kim	2,259
	Woo-Hee Park	1,059
	Dae-Wook Yoon	1,921

April 27, 2002	Jong-Doo Choi	8,385	April 28, 2004	KRW 136,400
	Joon Yang Chung	8,385	~ April 27,2009
	Chang-Ho Kim	8,385
	Nam Suk Hur	8,385
	Chang-Kwan Oh	8,385
	Jeon-Young Lee	6,987

Sep.18, 2002	Suk-Man Youn	8,179	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	8,385	Sep. 18, 2009

April 26, 2003	Chang-Oh Kang	4,802	April 27, 2005 ~	KRW102,900
	Soo-Yang Han	2,881	April 26, 2010
	Won-Pyo Lee	2,881
	Kyeong-Ryul Ryoo	4,322
	Kim,E. Han	2,401
	Han-Kyung, Kim	2,401
	Kwang-Hee Han	1,921
	Dong-Jin Kim	1,729
	Tae-Hyun Hwang	1,921
	Youn Lee	1,729
	Seong-Sik Cho	1,729
	Jong-Tae Choi	1,729
	Hyun-Shik,Chang	8,644
	Oh-Joon, Kwon	8,644
	Dong-Hwa, Chung	8,644

			(As of June 30, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Jin-Il, Kim	1,572
	Chun-Hwan, Lee	9,604
	Dong-Hee, Lee	8,644
	Byung-Jo, Choi	9,604
	Sang-Young, Lee	8,644
	Hyun-Uck, Sung	8,644
	Han-Yong,Park	8,644
	Ku-Taek Lee	49,000	July 24, 2006~	KRW151,700

July 23, 2004	Chang-Oh Kang	24,500	July 23, 2011
	Kwang-Woong Choi	1,960
	Kyeong-Ryul Ryoo	4,900
	Suk-Man Youn	7,840
	Dong-Jin Kim	7,840
	Youn Lee	7,840
	Joon Yang Chung	4,900
	Young Ju Pakr	1,862
	Kwang Woo Jun	1,862
	Jeffery D Jones	1,862
	Yoon Suk Suh	1,862
	Keel Sou Chung	9,800
	Sang Wook Ha	9,800
	Sang Young Kim	9,800
	Young Suk Lee	9,800
	Sang Myun Kim	9,800
	Kun Soo Lee	9,800
	Ki Chul Shin	9,800
	Kee Yeoung Park	9,800
	Kyu Jeong Lee	9,800
	Byung Ki Jang	9,800

April 28, 2005	Sang Ho Kim	12,000	April 29, 2007~	KRW 194,900
	Jong Doo Choi	2,000	April 23, 2012
	Nam Suk Hur	2,000
	Jong Hai Won	10,000
	Tae Man Kim	10,000
	Jun Gil Cho	10,000

			(As of June 30, 2005)
Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
	Kwang Jae Yoo	10,000
	Yong Ghul Yoon	10,000
	Noi Ha Cho	10,000
	Yong Won Yoon	10,000
	Wook Sun	2,000
	Chrels Ahn	2,000
Total		604,441
V. Others
A. Results of POSCO’s 36th Ordinary General Meeting of Shareholders
1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 36th Fiscal Year
-	Total Assets (KRW): 18,406,600 million

-	Total Liabilities (KRW): 5,448,602 million

-	Paid-in Capital (KRW): 482,403 million

-	Shareholder’s Equity (KRW): 12,957,997 million

-	Sales (KRW): 14,359,329 million

-	Ordinary Profit (KRW): 2,663,863 million

-	Net Profit (KRW): 1,980,572 million

-	Net Profit per Share (KRW): 24,306
2.	Approval of Partial Amendments to the Articles of Incorporation
2-1.	Introduction of Cumulative Voting System (Article 25 of the Articles of Incorporation)
2-2.	Improvement of Corporate Governance and Others
3.	Approval of Election of Directors
3-1.	Election of Outside Directors

-	Appointment of Outside Directors: Park, Young-Ju,
Jun,. Kwang-Woo

Park, Won-Soon
Chevalier, Samuel F.
3-2.	Election of Outside Directors as Audit Committee Members

-	Appointment of Outside Directors as Audit Committee Members:
Jones, Jeffrey D.
Suh, Yoon-Suk
3-3.	Election of Standing Directors

-	Appointment of Standing Directors: Lee, Ku-Taek
Kang, Chang-Oh
Ryoo, Kyeong-Ryul
Yoon, Seok-Man
Chung, Jun-Yang
4.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 37th Fiscal Year
-	The approved ceiling amount of total remuneration for the 36th fiscal year:

KRW3.5 billion

-	The actual amount of total remuneration paid for the 36th fiscal year:
KRW3.0 billion
-	The ceiling amount of total remuneration for the 37th fiscal year:
KRW4.0 billion
The 36th fiscal year: 15 directors (8 Outside Directors) The 37th fiscal year: 15 directors (9 Outside Directors)
B. Results of POSCO’s 37th Ordinary General Meeting of Shareholders
1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 37th Fiscal Year
-	Total Assets (KRW) : 21,367,060 million

-	Total Liabilities (KRW) : 5,257,216 million

-	Paid-in Capital (KRW) : 482,403 million

-	Shareholder’s Equity (KRW): 16,109,844 million

- Sales (KRW)	: 19,792,478 million

- Ordinary Profit (KRW)	: 5,053,728 million

- Net Profit (KRW)	: 3,826,016 million

- Net Profit per Share (KRW)	: 47,331
2. Approval of Election of Directors
     2-1. Election of Outside Director

	Date of Birth		Major Experience	Relationship with major
Name	Recommender			shareholder	Tenure

Jan. 22, 1962
Ahn,	Director Candidate	w	President & CEO, AhnLab, Inc.	None	3 years
Charles	Recommendation
Committee
     2-2. Election of Outside Directors as Audit Committee Members

	Date of Birth		Major Experience	Relationship with major
Name	Recommender			shareholder	Tenure

	May 27, 1946	w	Fred M. Taylor Professor,
Kim,	Director Candidate		University of Michigan	None	3 years
E. Han	Recommendation		Business School
	Committee	w	Outside Director of POSCO

	Jan. 24, 1945	w	Former President & CEO, Samsung
Sun,	Director Candidate		Human Resources	None	3 years
Wook	Recommendation		Development Center
Committee
     2-3. Election of Standing Director

	Date of Birth		Major Experience	Relationship with major
Name	Recommender			shareholder	Tenure

Lee, Youn	Jul. 4, 1947	w	Senior Executive V.P., POSCO	None	3 years
Board of Directors

3.	Approval of the Ceiling Amount of Total Remuneration for the Director for the 38th Fiscal Year : KRW 4.5 billion

4.	Details of Dividend

Details	2004
1) Annual Dividend per Share(KRW)	8,000
— Year-End Dividend(KRW)	6,500
— Interim Dividend(KRW)	1,500
2) Dividend Ratio to Market Value(%) including Interim Dividend	4.16
C. Legal Proceedings
     See Form 20-F for references. POSCO filed Form 20-F on 28th June 2005.

POSCO
Non-Consolidated Interim Financial Statements
June 30, 2005 and 2004, and December 31, 2004

Samil PricewaterhouseCoopers

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul, 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)
Report of Independent Accountants
To the Board of Directors and Shareholders of
POSCO
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of June 30, 2005, and the related non-consolidated statements of income and cash flows for the six-month periods ended June 30, 2005 and 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
We have audited the non-consolidated balance sheet of POSCO as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 19, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Samil PricewaterhouseCoopers
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.
Seoul, Korea

This report is effective as of July 15, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	~~W~~	324,642	~~W~~	206,783
Short-term financial instruments (Notes 3 and 26)		438,512		574,886
Trading securities (Note 6)		2,437,225		2,657,338
Current portion of available-for-sale securities (Note 7)		141,692		122,318
Current portion of held-to-maturity securities (Notes 7 and 26)		3,026		3,048
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		1,997,202		1,985,400
Inventories, net (Note 5)		2,685,034		2,108,682
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 15, 26 and 27)		76,602		68,150
Other current assets, net of allowance for doubtful accounts (Note 10)		38,846		14,973

Total current assets		8,142,781		7,741,578
Property, plant and equipment, net (Notes 8 and 28)		9,886,956		9,203,061
Investment securities, net (Notes 7, 12 and 26)		3,875,237		3,919,464
Intangible assets, net (Notes 9 and 28)		304,364		363,244
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)		34,399		33,007
Long-term financial instruments (Note 3)		45		45
Long-term loan receivables, net of allowance for doubtful accounts		—		396
Other long-term assets, net of allowance for doubtful accounts (Note 10)		100,051		106,265

Total assets	~~W~~	22,343,833	~~W~~	21,367,060

POSCO
Non-Consolidated Balance Sheets
June 30, 2005 and December 31, 2004
(Unaudited)

(in millions of Korean won)	2005		2004
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	~~W~~	542,497	~~W~~	444,339
Short-term borrowings (Notes 11 and 26)		241		13,992
Current portion of long-term debts, net of discount on debentures issued (Notes 12 and 26)		888,282		926,572
Accrued expenses (Note 26)		246,118		324,433
Other accounts and notes payable (Notes 26 and 27)		415,476		430,449
Withholdings		36,470		33,135
Income tax payable		905,970		1,012,424
Deferred income tax liabilities (Note 24)		105,014		—
Other current liabilities (Note 14)		83,367		36,056

Total current liabilities		3,223,435		3,221,400
Long-term debts, net of current portion and discount on debentures issued (Notes 12 and 26)		989,125		1,549,653
Accrued severance benefits, net (Note 13)		217,793		171,788
Deferred income tax liabilities (Note 24)		96,114		260,165
Other long-term liabilities (Note 14)		37,001		54,210

Total liabilities		4,563,468		5,257,216

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)		482,403		482,403
Capital surplus (Notes 8 and 16)		3,771,283		3,771,283
Retained earnings (Note 17)		14,906,605		12,864,139
Capital adjustments, net (Notes 7 and 18)		(1,379,926)		(1,007,981)

Total shareholders’ equity		17,780,365		16,109,844

Total liabilities and shareholders’ equity	~~W~~	22,343,833	~~W~~	21,367,060

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
Three-Month and Six-Month Periods Ended June 30, 2005 and 2004
(Unaudited)

	For the three-month periods				For the six-month periods
(in millions of Korean won,	ended June 30				ended June 30
except per share amounts)	2005		2004		2005		2004
Sales (Notes 27 and 28)	~~W~~	5,377,988	~~W~~	4,754,737	~~W~~	11,033,834	~~W~~	9,039,400
Cost of goods sold (Notes 21 and 27)		3,406,733		3,350,064		7,019,784		6,377,324

Gross profit		1,971,255		1,404,673		4,014,050		2,662,076
Selling and administrative expenses (Note 22)		243,112		220,445		509,868		466,295

Operating profit		1,728,143		1,184,228		3,504,182		2,195,781

Non-operating income
Interest income (Note 7)		14,670		17,645		29,254		40,081
Dividend income		6,856		24,902		65,458		27,974
Gain on valuation of trading securities		6,895		—		15,946		7,615
Gain on disposal of trading securities		17,467		10,497		23,498		16,294
Gain on disposal of property, plant and equipment		5,125		2,312		9,819		4,123
Gain on foreign currency transactions		24,719		22,362		43,778		44,460
Gain on foreign currency translation		17,596		16,306		81,297		83,311
Gain on valuation of equity method investments (Note 7)		66,713		61,635		106,118		92,928
Gain on valuation of derivatives (Note 20)		49		5,067		49		2,133
Others		22,068		34,517		50,350		58,098

		182,158		195,243		425,567		377,017

Non-operating expenses
Interest expense		23,374		39,135		53,077		78,160
Loss on foreign currency transactions		10,797		22,611		23,276		49,614
Loss on foreign currency translation		1,928		—		6,422		2,233
Donations (Note 23)		12,546		11,358		91,794		82,049
Loss on disposal of property, plant and equipment		28,849		7,238		47,573		17,063
Loss on valuation of equity method (Note 7)		49,187		18,533		71,917		40,748
Loss on derivative transaction (Note 20)		2		6,276		302		6,276
Others		64,707		24,559		91,629		35,306

		191,390		129,710		385,990		311,449

Income before income taxes		1,718,911		1,249,761		3,543,759		2,261,349
Income tax expense (Note 24)		456,574		335,222		973,885		626,889

Net income	~~W~~	1,262,337	~~W~~	914,539	~~W~~	2,569,874	~~W~~	1,634,460

Basic and diluted earnings per share (Note 25) (in Korean won)	~~W~~	16,016	~~W~~	11,331	~~W~~	32,321	~~W~~	20,252
The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2005 and 2004
(Unaudited)

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2005		2004		2005		2004
Cash flows from operating activities
Net income	~~W~~	1,262,337	~~W~~	914,539	~~W~~	2,569,874	~~W~~	1,634,460

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		398,363		369,383		762,564		731,545
Accrual of severance benefits		99,324		36,896		173,744		57,750
Loss (gain) on valuation of trading securities,net		(6,895)		211		(15,938)		(7,615)
Gain on disposal of trading securities, net		(17,467)		(9,944)		(23,498)		(15,741)
Loss on disposal of property, plant and equipment, net		23,724		4,926		37,754		12,940
Loss (gain) on disposal of investments, net		(503)		3,410		(2)		2,836
Impairment loss on investments		25		50		50		5,347
Gain on valuation of derivatives		(49)		(5,067)		(49)		(2,133)
Gain on valuation of equity method investments, net		(17,526)		(43,102)		(34,201)		(52,180)
Recovery of stock compensation		(10,760)		(10,638)		—		(3,115)
Gain on foreign currency translation, net		(15,661)		(15,948)		(75,522)		(81,064)
Loss (gain) on derivative transaction, net		(178)		4,212		(294)		4,212
Interest expense		829		1,870		2,380		3,949
Interest income		(768)		(1,567)		(1,874)		(3,564)
Others		5,256		(2,539)		7,996		5,998

		457,714		332,153		833,110		659,165

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(75,466)		(263,278)		(10,155)		(207,674)
Decrease (increase) in other accounts and notes receivable		39,902		28,009		(7,798)		(15,797)
Decrease in accrued income		2,070		45,152		2,188		39,232
Decrease (increase) in prepaid expenses		(13,385)		2,563		(25,466)		(7,875)
Increase in inventories		(578,752)		(164,292)		(579,712)		(355,328)
Increase (decrease) in trade accounts and notes payable		100,604		(1,107)		93,016		12,013
Increase (decrease) in other accounts and notes payable		(89,106)		49,002		(16,015)		84,818
Increase (decrease) in income tax payable		(130,443)		38,946		(106,454)		101,187
Increase (decrease) in accrued expense		3,663		31,669		(78,315)		15,669
Payment of severance benefits		(63,083)		(1,264)		(100,589)		(4,925)
Increase (decrease) in deferred income tax liablities		19,455		(19,940)		59,816		(35,095)
Others		(12,022)		51,062		36,550		90,564

		(796,563)		(203,478)		(732,934)		(283,211)

Net cash provided by operating activities		923,488		1,043,214		2,670,050		2,010,414

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month and Six-Month Periods Ended June 30, 2005 and 2004
(Unaudited)

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2005		2004		2005		2004
Cash flows from investing activities
Disposal of short-term financial instruments		290,160		402,000		556,400		503,500
Disposal of trading securities		2,904,108		2,094,444		5,373,149		4,215,007
Disposal of available-for-sale securities		30,480		918		30,676		3,666
Disposal of current maturities of held-to-maturity securities		—		117,005		—		137,005
Disposal of property, plant and equipment		6,648		3,743		11,820		14,559
Acquisition of short-term financial instruments		(123,136)		(83,400)		(420,026)		(330,937)
Acquisition of trading securities		(2,497,600)		(2,535,000)		(5,113,600)		(4,374,300)
Acquisition of available-for-sale securities		(80,056)		(13,775)		(80,094)		(13,919)
Acquisition of investments using the equity method		(37,512)		(16,213)		(64,344)		(18,548)
Acquisition of held-to-maturity securities		—		(31,095)		—		(31,095)
Acquisition of property, plant and equipment		(723,106)		(408,794)		(1,401,371)		(701,783)
Acquisition of intangible assets		(318)		(19,413)		(2,208)		(38,890)
Others		(29,044)		(17,701)		(29,882)		(22,994)

Net cash used in investing activities		(259,376)		(507,281)		(1,139,480)		(658,729)

Cash flows from financing activities
Proceeds from other long-term liabilities		1,888		119		2,653		3,379
Proceeds from short-term borrowings		239		—		97,442		—
Acquisition of treasury stock		(95,725)		—		(356,652)		—
Repayment of short-term borrowings		(97,203)		—		(111,195)		—
Repayment of current maturities of long-term debts		(371,385)		(203,737)		(521,607)		(509,512)
Repayment of other long-term liabilities		(295)		(834)		(953)		(3,065)
Payment of cash dividends		—		(2,486)		(523,274)		(406,044)
Others		752		—		875		—

Net cash used in financing activities		(561,729)		(206,938)		(1,412,711)		(915,242)

Net increase in cash and cash equivalents		102,383		328,995		117,859		436,443

Cash and cash equivalents

Beginning of the period		222,259		405,941		206,783		298,493

End of the period	~~W~~	324,642	~~W~~	734,936	~~W~~	324,642	~~W~~	734,936

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

1.	The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001; November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004, in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares are 87,186,835 as of June 30, 2005.
As of June 30, 2005, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
National Pension Corporation	3,084,186	3.54
SK Telecom Co., Ltd.	2,481,310	2.84
Pohang University of Science and Technology	2,475,000	2.84
Others	79,146,339	90.78

	87,186,835	100.00

As of June 30, 2005, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York and London Stock Exchanges.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

2.	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements for the three-month and six-month periods ended June 30, 2005, are summarized below:
Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.
In addition, as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the six-month period ended June 30, 2005.
Revenue Recognition
Revenue from the sales of products is recognized when significant risks and rewards of ownership of the goods are transferred.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. No physical count of inventory has been conducted as of June 30, 2005. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.
Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.
Securities that are bought and held principally for near-term sale to generate profits from short-term price differences are classified into trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified into available-for-sale.
Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.
Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Investments in Affiliates
Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustment or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period, not to exceed 20 years, using the straight-line method.
The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated. Only, unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.
If the Company has provided allowance for doubtful accounts for receivables due from an equity method investee which is also a subsidiary of the Company, bad debt expenses recognized during the current period should be included in equity method investment securities and reflected in current operations as gain on investments using the equity method.
Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.
The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Property, Plant and Equipment and Related Depreciation
Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.
Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditures shall be recognized as an expense in the period in which it is incurred.
Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5-10 years
Land usage rights	40 years
Port facilities usage rights	3-34 years
Other intangibles	4-20 years
Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.
The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

As of June 30, 2005, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Gwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to ~~W~~9,405 million for the six-month period ended June 30, 2005.
Impairment of Assets
The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.
Discounts on Debentures
Discounts on debentures are amortized over the repayment period using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization is included in interest expense.
Valuation of Assets and Liabilities at Present Value
Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.
Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely that such deferred tax assets will be realized. Income tax effect of temporary differences is reflected as income tax expenses in the period incurred, and income tax effect of temporary differences in relation to item in shareholders’ equity is directly reflected in the related shareholders’ equity account. The total income tax provision includes the current income tax expense under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.
Deferred tax assets and liabilities in the balance sheet are classified into current and non-current portion, and within the classification, deferred tax assets and deferred tax liabilities are offset and recorded.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.
The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.
The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.
Derivative Instruments
All derivative instruments are accounted for at fair value, and unrealized gains and losses from derivative contracts are charged to current operations with resulting rights and obligations being accounted for as asset and liabilities of the Company.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.
Capitalization of Financing Expenses
Financing expense on borrowing associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company has chosen to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of June 30, 2005 and December 31, 2004, consist of the following:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Cash and cash equivalents
Checking accounts	—	~~W~~	790	~~W~~	1,308
Money market deposit accounts	2.95-3.05		287,800		169,400
Time deposits in foreign currency	1.22-2.80		36,052		35,075
Time deposits	—		—		1,000

		~~W~~	324,642	~~W~~	206,783

Short-term financial instruments
Cash on hand and in banks[1]	0.10		5,653		6,240
Time deposits	3.70-3.95		90,000		86,400
Specified money in trust	—		2,140		2,140
Certificates of deposit	3.63-4.00		156,000		181,000
Commercial papers	4.12		29,719		29,106
Trust type savings accounts	3.70-4.50		155,000		270,000

		~~W~~	438,512	~~W~~	574,886

Long-term financial instruments
Guarantee deposits for opening accounts[2]		~~W~~	45	~~W~~	45

[1]	In relation to government appropriated project, cash on hand and in banks is restricted from withdrawal.

[2]	The Company is required to provide collateral deposits amounting to ~~W~~ 45 million to open checking accounts and accordingly, the withdrawal of these deposits is restricted.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

4.	Accounts and Notes Receivable and Others

Accounts and notes receivable and their allowance for doubtful accounts as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Trade accounts and notes receivable	~~W~~	2,017,640	~~W~~	2,006,019
Less: Allowance for doubtful accounts		(20,176)		(20,059)
Present value discount		(262)		(560)

	~~W~~	1,997,202	~~W~~	1,985,400

Other accounts and notes receivable	~~W~~	131,031	~~W~~	117,426
Less: Allowance for doubtful accounts		(54,260)		(49,190)
Present value discount		(169)		(86)

	~~W~~	76,602	~~W~~	68,150

Long-term trade accounts and notes	~~W~~	45,150	~~W~~	45,149
Less: Allowance for doubtful accounts		(541)		(541)
Present value discount		(10,210)		(11,601)

	~~W~~	34,399	~~W~~	33,007

Accounts stated at present value under long-term deferred payment terms are as follows:

(in millions of			Present Value					Discount Rate
Korean won)	Face Value		Discount		Book Value		Maturity Date	(%)
Long-term trade accounts receivable
BNG Steel Co., Ltd.	~~W~~	44,900	~~W~~	9,192	~~W~~	35,708	November 2009	8.62
”		7,676		1,280		6,396	December 2008	8.62
Less: Current portion		(7,679)		(262)		(7,417)

	~~W~~	44,897	~~W~~	10,210	~~W~~	34,687

Other accounts receivable
POSCO Venezuela Compania Anonima (POSVEN)	~~W~~	10,319	~~W~~	169	~~W~~	10,150	January 2006	5.09

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

5.	Inventories

Inventories as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Finished goods	~~W~~	257,721	~~W~~	188,604
Semi-finished goods		720,606		576,849
Raw materials		1,032,570		820,895
Materials-in-transit		671,343		520,374
Others		2,794		2,067

		2,685,034		2,108,789
Less: Provision for valuation loss		—		(107)

	~~W~~	2,685,034	~~W~~	2,108,682

6.	Trading Securities

Trading securities as of June 30, 2005 and December 31, 2004, are as follows:

	2005						2004
(in millions of Korean won)	Acqusition Cost		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	2,070,000	~~W~~	2,086,530	~~W~~	2,086,530	~~W~~	2,350,660
Monetary market fund		350,000		350,695		350,695		275,841
Mutual fund		—		—		—		30,837

	~~W~~	2,420,000	~~W~~	2,437,225	~~W~~	2,437,225	~~W~~	2,657,338

7.	Investment Securities

Investment securities as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Available-for-sale securities, net	~~W~~	1,836,214	~~W~~	1,926,560
Held-to-maturity securities, net		37,191		37,148
Equity-method investments		2,001,832		1,955,756

	~~W~~	3,875,237	~~W~~	3,919,464

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Available-For-Sale Securities

Available-for-sale securities as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Current portion of available-for-sale securities
Investments in bonds	~~W~~	141,692	~~W~~	122,318

Available-for-sale securities
Marketable equity securities		1,582,561		1,682,496
Non-marketable equity securities		192,813		130,371
Investments in bonds		60,840		113,693

		1,836,214		1,926,560

	~~W~~	1,977,906	~~W~~	2,048,878

Investments in marketable equity securities as of June 30, 2005 and December 31, 2004, are as follows:

	2005						2004
(in millions of	Number of	Percentage of	Acquisition
Korean won)	Shares	Ownership (%)	Cost		Book Value		Book Value
Hanil Iron & Steel Co., Ltd.	206,798	10.14	~~W~~	2,413	~~W~~	4,136	~~W~~	3,102
HI Steel Co., Ltd.	135,357	9.95		1,609		2,145		1,747
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		3,569		2,367
Hana Bank	4,617,600	2.34		29,998		127,908		119,134
Korea Investment	—	—		—		—		135
SK Telecom Co., Ltd.[1]	5,894,274	7.16		1,676,898		1,083,676		1,170,222
Samjung P&A Co., Ltd.[2]	—	—		—		—		1,944
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		1,095		501
Nippon Steel Corporation	147,876,000	2.17		285,102		353,772		375,649
Korea Line Corp.	217,373	2.17		8,067		6,260		7,695

			~~W~~	2,011,586	~~W~~	1,582,561	~~W~~	1,682,496

[1]	1,735,799 SK Telecom Co., Ltd. shares, classified as available-for-sale securities, have been pledged as collateral for exchangeable bonds (Note 12).

[2]	Samjung Packing & Aluminum Co., Ltd. has been included in the equity method investments.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Investments in non-marketable equity securities as of June 30, 2005 and December 31, 2004, are as follows:

	2005								2004
(in millions of	Number of	Percentage of	Acquisition		Net Asset		Book		Book
Korean won)	Shares	Ownership (%)	Cost		Value[1]		Value		Value
Hankyung Shinmun Co., Ltd.	28,728	0.15	~~W~~	309	~~W~~	149	~~W~~	309	~~W~~	309
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		1,842		780		780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		5,935		8,930		8,930
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,504		3,000		3,000
Powercomm	4,500,000	3.00		153,000		45,675		45,675		45,675
POSCO Terminal Co., Ltd.[2]	—	—		—		—		—		5,916
The Seoul Shimun Co., Ltd.	1,614,000	19.40		17,317		3,456		9,551		9,551
The Siam United Steel	9,000,000	10.00		26,640		16,001		26,640		26,640
PT-POSNESIA Stainless Steel Industry[3]	29,610,000	70.00		9,474		8,839		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd.[4]	—	10.00		26,803		23,763		26,803		26,803
Korea Independent Energy Corp.[5]	4,700,000	11.75		68,395		49,907		68,395		—
Others				1,163		1,547		1,163		1,200

			~~W~~	315,811	~~W~~	160,618	~~W~~	192,813	~~W~~	130,371

[1]	The net asset value of the non-marketable equity securities is determined based on the June 30, 2005 financial statements which have not been reviewed or audited. However, the net asset value of The Seoul Shimun Co., Ltd. is based on the March 31, 2005 financial statements which have not been reviewed or audited, and Korea Independent Energy Corp. is based on reviewed financial statements as of March 31, 2005. In addition PT-POSNESIA Stainless Steel Industry is based on audited financial statements as of December 31, 2004. Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to ~~W~~ 107,325 million was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

[2]	POSCO Terminal, which had total assets worth more than ~~W~~ 7,000 million as of December 31, 2004, is included in the equity method investments.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

[3]	In relation to PT-POSNESIA, which is in the process of liquidation as of June 30, 2005, the Company recorded an impairment loss amounting to ~~W~~ 970 million, the excess amount of book value over the net recoverable amount, for the year ended December 31, 2004.

[4]	No shares have been issued in accordance with the local laws or regulations.

[5]	In accordance with the resolution of the Board of Directors on May 24, 2005, the Company acquired 11.75% equity interest in Korea Independent Energy Corp. for the purpose of diversification of its business. In addition, the Company plans to acquire an additional 38.25% of equity interest in 2005.
Investments in bonds as of June 30, 2005 and December 31, 2004, are as follows:

		2005						2004
(in millions of		Acquisition		Fair		Book		Book
Korean won)	Maturity	Cost		Value		Value		Value
Government bonds	Less than 1 year	~~W~~	141,297	~~W~~	141,692	~~W~~	141,692	~~W~~	122,318
	1-2 years		58,848		60,840		60,840		92,807
Others	1-3 years		—		—		—		20,886

		~~W~~	200,145	~~W~~	202,532	~~W~~	202,532	~~W~~	236,011

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences for the six-month period ended June 30, 2005 and for the year ended December 31, 2004, are as follows:

	2005						2004
(in millions of	Beginning		Increase		Ending		Beginning		Increase		Ending
Korean won)	Balance		(Decrease)[1]		Balance		Balance		(Decrease)		Balance
Marketable equity securities

Hanil Iron & Steel Co., Ltd.	~~W~~	689	~~W~~	560	~~W~~	1,249	~~W~~	(76)	~~W~~	765	~~W~~	689
HI Steel Co., Ltd.		139		250		389		(555)		694		139
Munbae Steel Co., Ltd.		(1,221)		1,208		(13)		(1,748)		527		(1,221)
Chohung Bank		—		—		—		(3,227)		3,227		—
Hana Bank		89,136		(18,152)		70,984		71,589		17,547		89,136
Korea Investment		(453)		453		—		(403)		(50)		(453)
SK Telecom Co., Ltd.		(495,027)		64,941		(430,086)		(504,158)		9,131		(495,027)
Samjung Packing & Aluminum Co., Ltd.		(770)		770		—		(849)		79		(770)
Dong Yang Steel Pipe Co., Ltd.		(3,410)		1,369		(2,041)		(3,402)		(8)		(3,410)
Nippon Steel Corporation		90,547		(40,761)		49,786		95,691		(5,144)		90,547
Korea Line Corp.		(372)		(938)		(1,310)		—		(372)		(372)

		(320,742)		9,700		(311,042)		(347,138)		26,396		(320,742)

Non-marketable equity securities

Powercomm		(107,325)		29,514		(77,811)		(111,956)		4,631		(107,325)
The Seoul Shinmun Co., Ltd.		2,072		(570)		1,502		—		2,072		2,072

Investments in Bonds		6,030		(4,060)		1,970		1,118		4,912		6,030
Stock Market Stabilization Fund		—		—		—		1,179		(1,179)		—

	~~W~~	(419,965)	~~W~~	34,584	~~W~~	(385,381)	~~W~~	(456,797)	~~W~~	36,832	~~W~~	(419,965)

[1]	Realized losses from the disposal of available-for-sale securities amounted to ~~W~~ 582 million for the six-month period ended June 30, 2005.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Held-To-Maturity Securities

Held-to-maturity securities as of June 30, 2005 and December 31, 2004, are as follows:

		2005				2004
		Acquisition		Book		Book
(in millions of Korean won)	Maturity	Cost		Value		Value
Current portion of held-to-maturity securities
Government bonds	Less than 1 year	~~W~~	2,000	~~W~~	2,000	~~W~~	2,000
Foreign currency corporate bonds of US$1,000,000	”		1,321		1,026		1,048

			3,321		3,026		3,048

Held-to-maturity securities
Government bonds	1-8 years		37,090		37,191		37,148

		~~W~~	40,411	~~W~~	40,217	~~W~~	40,196

The Company provided government bonds, amounting to ~~W~~ 31,191 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site. Interest income accrued from available-for-sale securities and held-to-maturity securities amounted to ~~W~~ 6,028 million for the six-month period ended June 30, 2005 (2004: ~~W~~ 8,837 million).
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Equity-Method Investments Equity-method investments as of June 30, 2005 and December 31, 2004, are as follows:

	2005								2004
		Percentage of
	Number of	Ownership	Acquisition		Net Asset		Book		Book
(in millions of Korean won)	Shares	(%)	Cost		Value [1]		Value		Value
POSCO E&C	27,281,080	90.94	~~W~~	365,789	~~W~~	767,907	~~W~~	332,042	~~W~~	321,177
Posteel Co., Ltd.	17,155,000	95.31		113,393		267,494		244,196		253,013
POSCON Co., Ltd.	3,098,610	88.04		49,822		77,903		15,132		18,079
Pohang Steel Co., Ltd.	4,000,000	66.67		96,151		189,987		167,588		175,992
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		37,963		14,264		13,719
POSDATA Co., Ltd.	4,000,000	64.99		35,000		73,343		61,747		63,123
POSCO Research Institute	3,800,000	100.00		19,000		23,211		23,143		22,682
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		30,343		30,344		29,444
POS-AC Co., Ltd.	130,000	100.00		1,043		13,373		1,022		613
Changwon Specialty Steel Co., Ltd.	26,000,000	89.66		260,000		361,131		359,555		335,827
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		30,244		15,798		14,333
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00		28,500		32,731		32,731		32,712
eNtoB Corporation	560,000	17.50		2,800		3,046		2,791		2,687
POSCO Refractories & Environment (POSREC)	3,544,200	60.00		41,210		61,631		57,653		54,816
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		15,125		15,137		—
Dongwoosa Service Inc.	214,286	30.00		7,233		8,015		7,233		—
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00		2,714		4,912		2,781		—
Pohang Steel America Corporation (POSAM)	306,855	99.43		251,643		133,964		116,045		109,329
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		42,829		58,602		52,526
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00		7,425		19,380		17,931		17,135
VSC-POSCO Steel Corporation (VPS) [2]	—	35.00		4,758		5,122		5,022		5,265
DALIAN POSCO-CFM Coil Center Co., Ltd. [2]	—	30.00		7,189		9,873		7,233		9,719
POS-Tianjin Coil Center Co., Ltd. [2]	—	10.00		653		1,264		1,264		1,240
Zhangjiagang Pohang Stainless Steel Co., Ltd.[2]	—	69.49		156,819		188,960		141,561		179,747
See Report of Independent Accountants

POSC
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

	2005								2004
		Percentage of
	Number of	Ownership	Acquisition		Net Asset		Book		Book
(in millions of Korean won)	Shares	(%)	Cost		Value[1]		Value		Value
SHUNDE Pohang Coated Steel Co., Ltd. [2]	—	83.80	~~W~~	20,696	~~W~~	28,862	~~W~~	28,798	~~W~~	25,793
POS-THAI Service Steel Co., Ltd.	477,288	11.67		1,625		971		941		951
POSCO Venezuela Compania Anonima (POSVEN)[3]	4,480	40.00		—		—		—		—
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		4,163		4,268		4,453
KOBRASCO	2,010,719,185	50.00		32,950		32,292		26,772		10,956
POSINVEST	2,000,000	100.00		53,189		65,598		65,598		34,418
POSCHROME	21,675	25.00		4,859		7,606		6,262		7,076
Shunde Xingpu Steel Center Co., Ltd.[2]	—	10.50		927		1,591		1,590		1,544
POS-HYUNDAI STEEL	2,345,558	10.00		1,057		870		872		770
POSVINA[2]	—	50.00		1,527		3,474		2,762		3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		3,629		3,146		2,927
PT POSMI Steel Indonesia	743	9.17		347		432		530		439
Qingdao Pohang Stainless Steel Co., Ltd.[2]	—	70.00		49,733		37,623		21,285		38,455
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.[2]	—	90.00		21,267		18,971		18,552		18,507
POSCO–China Holding Corp.[2]	—	100.00		79,211		73,006		61,053		52,866
POSCO–Japan Co., Ltd.	88,838	100.00		50,558		48,760		28,588		40,306

			~~W~~	1,879,150	~~W~~	2,727,599	~~W~~	2,001,832	~~W~~	1,955,756

[1]	Due to the delay in the closing of June 30, 2005 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of June 30, 2005.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	The Company suspended the application of the equity-method for investments in POSVEN, which is in the process of liquidation, due to its negative book value.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The details of equity method valuation for the six-month period ended June 30, 2005, are as follows:

			January 1, 2005 - March 31, 2005				April 1, 2005 - June 30, 2005
			Valuation				Valuation
			Gain or Loss		Other		Gain or Loss		Other
(in millions of	Beginning		Using Equity		Increase		Using Equity		Increase		Ending
Korean won)	Balance		Method		(Decrease)[1]		Method		(Decrease)[1]		Balance
POSCO E&C	~~W~~	321,177	~~W~~	8,093	~~W~~	(20,901)	~~W~~	23,494	~~W~~	179	~~W~~	332,042
Posteel Co., Ltd.		253,013		2,342		(10,467)		(1,945)		1,253		244,196
POSCON Co., Ltd.		18,079		(1,111)		(1,385)		1,250		(1,701)		15,132
Pohang Steel Co., Ltd.		175,992		997		(6,000)		(3,412)		11		167,588
POSCO Machinery & Engineering Co., Ltd.		13,719		895		(40)		(311)		1		14,264
POSDATA Co., Ltd.		63,123		1,030		(5,132)		2,726		—		61,747
POSCO Research Institute		22,682		(25)		—		486		—		23,143
Seung Kwang Co., Ltd.		29,444		229		4		668		(1)		30,344
POS-AC Co., Ltd.		613		(10)		(75)		495		(1)		1,022
Changwon Specialty Steel Co., Ltd.		335,827		9,247		102		10,422		3,957		359,555
POSCO Machinery Co., Ltd.		14,333		723		1		742		(1)		15,798
POSTECH Venture Capital Co., Ltd.		32,712		88		(40)		(27)		(2)		32,731
eNtoB Corporation		2,687		(67)		—		171		—		2,791
POSCO Refractories & Environment (POSREC)		54,816		2,553		(2,680)		2,963		1		57,653
POSCO Terminal Co., Ltd.		—		2,078		12,717		365		(23)		15,137
Dongwoosa Service Inc.		—		—		—		—		7,233		7,233
Samjung Packing & Aluminum Co., Ltd.		—		—		—		—		2,781		2,781
Pohang Steel America Corporation (POSAM)		109,329		6,108		(2,512)		3,101		19		116,045
POSCO Australia Pty. Ltd. (POSA)		52,526		1,485		(1,852)		7,111		(668)		58,602
POSCO Asia Co., Ltd. (POA)		17,135		751		(333)		360		18		17,931
VSC-POSCO Steel Corporation (VPS)		5,265		918		(1,147)		(43)		29		5,022
DALIAN POSCO-CFM Coil Center Co., Ltd.		9,719		524		(203)		(2,809)		2		7,233
POS-Tianjin Coil Center Co., Ltd.		1,240		38		(24)		9		1		1,264
Zhangjiagang Pohang Stainless Steel Co., Ltd.		179,747		(9,828)		(3,593)		(23,832)		(933)		141,561
SHUNDE Pohang Coated Steel Co., Ltd.		25,793		3,145		(321)		162		19		28,798
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2005 - March 31, 2005				April 1, 2005 - June 30, 2005
			Valuation				Valuation
			Gain or Loss		Other		Gain or Loss		Other
(in millions of	Beginning		Using Equity		Increase		Using Equity		Increase		Ending
Korean won)	Balance		Method		(Decrease)[1]		Method		(Decrease)[1]		Balance
POS-THAI Service Steel Co., Ltd.	~~W~~	951	~~W~~	(61)	~~W~~	(26)	~~W~~	126	~~W~~	(49)	~~W~~	941
Myanmar-POSCO Co., Ltd.		4,453		(188)		(80)		84		(1)		4,268
KOBRASCO		10,956		2,238		(496)		10,474		3,600		26,772
POSINVEST		34,418		549		(642)		528		30,745		65,598
POSCHROME		7,076		294		(974)		281		(415)		6,262
Shunde Xingpu Steel Center Co., Ltd.		1,544		54		(29)		20		1		1,590
POS-HYUNDAI STEEL		770		50		(17)		58		11		872
POSVINA		3,117		(343)		(88)		56		20		2,762
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,927		28		(100)		286		5		3,146
PT POSMI Steel Indonesia		439		66		(5)		30		—		530
Qingdao Pohang Stainless Steel Co., Ltd.		38,455		(7,314)		(789)		(9,036)		(31)		21,285
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		18,507		141		(350)		247		7		18,552
POSCO–China Holding Corp.		52,866		(2,544)		18,542		(6,603)		(1,208)		61,053
POSCO–Japan Co., Ltd.		40,306		(6,498)		(2,747)		(1,171)		(1,302)		28,588

	~~W~~	1,955,756	~~W~~	16,675	~~W~~	(31,682)	~~W~~	17,526	~~W~~	43,557	~~W~~	2,001,832

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The details of equity method valuation for the year ended December 31, 2004, are as follows:

			January 1, 2004 - March 31, 2004				April 1, 2004 - June 30, 2004				July 1, 2004 - December 31, 2004
			Valuation				Valuation				Valuation
			Gain or Loss		Other		Gain or Loss		Other		Gain or Loss		Other
	Beginning		Using Equity		Increase		Using Equity		Increase		Using Equity		Increase		Ending
(in millions of Korean won)	Balance		Method		(Decrease)[1]		Method		(Decrease)[1]		Method		(Decrease)[1]		Balance
POSCO E&C	~~W~~	268,991	~~W~~	14,032	~~W~~	(16,767)	~~W~~	27,514	~~W~~	70	~~W~~	33,906	~~W~~	(6,569)	~~W~~	321,177
Posteel Co., Ltd.		244,789		(1,566)		(3,721)		(2,042)		(1,630)		18,258		(1,075)		253,013
POSCON Co., Ltd.		23,393		405		(774)		(161)		(37)		(4,583)		(164)		18,079
Pohang Steel Co., Ltd.		165,114		1,522		(4,001)		12,393		1		964		(1)		175,992
POSCO Machinery & Engineering Co., Ltd.		11,186		905		—		1,050		1		578		(1)		13,719
POSDATA Co., Ltd.		57,891		762		(1,991)		658		3		2,641		3,159		63,123
POSCO Research Institute		22,535		133		—		742		—		(728)		—		22,682
Seung Kwang Co., Ltd.		28,274		168		—		688		1		613		(300)		29,444
POS-AC Co., Ltd.		661		81		56		(206)		—		1		20		613
Changwon Specialty Steel Co., Ltd.		307,650		3,100		—		4,944		—		19,994		139		335,827
POSCO Machinery Co., Ltd.		13,377		660		—		218		—		78		—		14,333
POSTECH Venture Capital Co., Ltd.		31,836		(167)		1,138		1,645		(518)		(77)		(1,145)		32,712
eNtoB Corporation		2,467		(75)		—		46		(1)		249		1		2,687
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 - March 31, 2004				April 1, 2004 - June 30, 2004				July 1, 2004 - December 31, 2004
			Valuation				Valuation				Valuation
			Gain or Loss		Other		Gain or Loss		Other		Gain or Loss		Other
	Beginning		Using Equity		Increase		Using Equity		Increase		Using Equity		Increase		Ending
(in millions of Korean won)	Balance		Method		(Decrease)[1]		Method		(Decrease)[1]		Method		(Decrease)[1]		Balance
POSCO Refractories & Environment (POSREC)	~~W~~	47,949	~~W~~	2,842	~~W~~	(2,658)	~~W~~	2,452	~~W~~	1,211	~~W~~	3,020	~~W~~	—	~~W~~	54,816
Pohang Steel America Corporation (POSAM)		151,447		(14,833)		(5,607)		(4,357)		(131)		325		(17,515)		109,329
POSCO Australia Pty. Ltd. (POSA)		53,638		(601)		(1,285)		5,193		(2,767)		3,243		(4,895)		52,526
POSCO Asia Co., Ltd. (POA)		13,154		54		(506)		1,573		(29)		4,676		(1,787)		17,135
POSCO International Osaka, Inc. (PIO)		3,436		1,502		(2,397)		2,336		(234)		(3,838)		(805)		—
VSC-POSCO Steel Corporation (VPS)		4,956		1,422		(325)		270		(331)		(1,024)		297		5,265
DALIAN POSCO-CFM Coil Center Co., Ltd.		14,148		(459)		(534)		(905)		(12)		2,169		(4,688)		9,719
POS-Tianjin Coil Center Co., Ltd.		1,355		8		(50)		14		(1)		43		(129)		1,240
Zhangjiagang Pohang Stainless Steel Co., Ltd.		188,353		(3,555)		(7,357)		(11,961)		1,446		29,333		(16,512)		179,747
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 - March 31, 2004				April 1, 2004 - June 30, 2004				July 1, 2004 - December 31, 2004
			Valuation				Valuation				Valuation
			Gain or Loss		Other		Gain or Loss		Other		Gain or Loss		Other
	Beginning		Using Equity		Increase		Using Equity		Increase		Using Equity		Increase		Ending
(in millions of Korean won)	Balance		Method		(Decrease)[1]		Method		(Decrease)[1]		Method		(Decrease)[1]		Balance
SHUNDE Pohang Coated Steel Co., Ltd.	~~W~~	28,855	~~W~~	781	~~W~~	(1,094)	~~W~~	(412)	~~W~~	(26)	~~W~~	4,046	~~W~~	(6,357)	~~W~~	25,793
POS-THAI Service Steel Co., Ltd.		931		42		(34)		33		(32)		59		(48)		951
Myanmar-POSCO Co., Ltd.		5,250		2		(189)		(74)		(5)		(77)		(454)		4,453
KOBRASCO		440		1,272		(609)		(383)		(129)		10,085		280		10,956
POSINVEST		36,575		936		(1,371)		757		(41)		1,113		(3,551)		34,418
POSCHROME		6,558		(379)		177		608		33		725		(646)		7,076
Shunde Xingpu Steel Center Co., Ltd.		1,650		17		(61)		45		(2)		57		(162)		1,544
POS-HYUNDAI STEEL		628		86		(1)		36		(34)		139		(84)		770
POSVINA		3,743		520		(180)		317		(221)		(154)		(908)		3,117
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,569		(48)		(93)		386		(8)		439		(318)		2,927
PT POSMI Steel Indonesia		387		11		(8)		8		(1)		74		(32)		439
Qingdao Pohang Stainless Steel Co., Ltd.		33,704		—		(1,246)		(119)		16,093		(5,545)		(4,432)		38,455
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

			January 1, 2004 - March 31, 2004				April 1, 2004 - June 30, 2004				July 1, 2004 - December 31, 2004
			Valuation				Valuation				Valuation
			Gain or Loss		Other		Gain or Loss		Other		Gain or Loss		Other
	Beginning		Using Equity		Increase		Using Equity		Increase		Using Equity		Increase		Ending
(in millions of Korean won)	Balance		Method		(Decrease)[1]		Method		(Decrease)[1]		Method		(Decrease)[1]		Balance
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	~~W~~	19,319	~~W~~	(532)	~~W~~	1,657	~~W~~	(193)	~~W~~	(25)	~~W~~	223	~~W~~	(1,942)	~~W~~	18,507
POSCO–China Holding Corp.		—		30		17,303		(11)		(17)		(3,433)		38,994		52,866
POSCO–Japan Co., Ltd.		—		—		—		—		—		(4,724)		45,030		40,306

	~~W~~	1,797,209	~~W~~	9,078	~~W~~	(32,528)	~~W~~	43,102	~~W~~	12,627	~~W~~	112,868	~~W~~	13,400	~~W~~	1,955,756

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the six-month period ended June 30, 2005, are as follows:

			January 1, 2005 - March 31, 2005				April 1, 2005 - June 30, 2005
(in millions of	Beginning		Increase		Amortization		Increase		Amortization		Ending
Korean won)	Balance		(Decrease)[1]		(Recovery)		(Decrease)[1]		(Recovery)		Balance
POSCO Refractories & Environment (POSREC)	~~W~~	(1,008)	~~W~~	—	~~W~~	(159)	~~W~~	—	~~W~~	(158)	~~W~~	(691)
Dongwoosa Service Inc.		—		—		—		(782)		—		(782)
Samjung Packing & Aluminum Co., Ltd.		—		—		—		(2,131)		—		(2,131)
Pohang Steel America Corporation (POSAM)		562		—		40		—		39		483
SHUNDE Pohang Coated Steel Co., Ltd.		(77)		—		(7)		—		(7)		(63)
Posmmit Steel Centre SDN BHD (POS-MMIT)		59		—		5		—		5		49
PT POSMI Steel Indonesia (POSMI)		118		—		10		—		10		98

	~~W~~	(346)	~~W~~	—	~~W~~	(111)	~~W~~	(2,913)	~~W~~	(111)	~~W~~	(3,037)

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for the year ended December 31, 2004, are as follows:

			January 1, 2004 - March 31, 2004				April 1, 2004 - June 30, 2004				July 1, 2004 - December 31, 2004
(in millions of	Beginning		Increase		Amortization		Increase		Amortization		Increase		Amortization		Ending
Korean won)	Balance		(Decrease)[1]		(Recovery)		(Decrease)[1]		(Recovery)		(Decrease)[1]		(Recovery)		Balance
POSCO Refractories & Environment (POSREC)	~~W~~	(1,640)	~~W~~	—	~~W~~	(158)	~~W~~	—	~~W~~	(159)	~~W~~	—	~~W~~	(315)	~~W~~	(1,008)
Pohang Steel America Corporation (POSAM)		720		—		40		—		39		—		79		562
SHUNDE Pohang Coated Steel Co., Ltd.		(105)		—		(7)		—		(7)		—		(14)		(77)
Posmmit Steel Centre SDN BHD (POS-MMIT)		79		—		5		—		5		—		10		59
PT POSMI Steel Indonesia (POSMI)		157		—		10		—		10		—		19		118

	~~W~~	(789)	~~W~~	—	~~W~~	(110)	~~W~~	—	~~W~~	(112)	~~W~~	—	~~W~~	(221)	~~W~~	(346)

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details on the elimination of unrealized profit from intercompany transactions for the six-month periods ended June 30, 2005 and 2004, are as follows:

	2005						2004
			Property, Plant						Property, Plant
			and Equipment,						and Equipment,
(in millions of			and Intangible						and Intangible
Korean won)	Inventories		Assets		Total		Inventories		Assets		Total
POSCO E&C	~~W~~	60	~~W~~	(39,425)	~~W~~	(39,365)	~~W~~	—	~~W~~	7,346	~~W~~	7,346
Posteel Co., Ltd.		(14,424)		4		(14,420)		(6,891)		11		(6,880)
POSCON Co., Ltd.		33		(7,804)		(7,771)		(82)		551		469
Pohang Steel Co., Ltd.		(10,581)		1		(10,580)		(2,736)		(433)		(3,169)
POSCO Machinery & Engineering Co., Ltd.		283		(2,752)		(2,469)		(37)		604		567
POSDATA Co., Ltd.		(2)		886		884		(7)		(968)		(975)
POS-AC Co., Ltd.		—		(2,795)		(2,795)		—		(1,013)		(1,013)
Changwon Specialty Steel Co., Ltd.		(361)		(1)		(362)		(818)		(10)		(828)
POSCO Machinery Co., Ltd.		(2)		(1,711)		(1,713)		(22)		(932)		(954)
eNtoB Corporation		(52)		(26)		(78)		(90)		(2)		(92)
POSCO Refractories & Environment (POSREC)		(36)		(858)		(894)		671		(75)		596
Pohang Steel America Corporation (POSAM)		8,085		—		8,085		(12,230)		—		(12,230)
POSCO Australia Pty. Ltd. (POSA)		306		—		306		(173)		—		(173)
POSCO Asia Co., Ltd. (POA)		(763)		(1)		(764)		(186)		—		(186)
POSCO International Osaka, Inc. (PIO)		—		—		—		(595)		—		(595)
VSC-POSCO Steel Corporation (VPS)		—		30		30		—		31		31
DALIAN POSCO-CFM Coil Center Co., Ltd.		(2,452)		—		(2,452)		(636)		—		(636)
Zhangjiagang Pohang Stainless Steel Co., Ltd.		(33,280)		(187)		(33,467)		(23,767)		9		(23,758)
SHUNDE Pohang Coated Steel Co., Ltd.		899		—		899		(739)		—		(739)
POS-THAI Service Steel Co., Ltd.		(29)		—		(29)		—		—		—
KOBRASCO		(3,494)		—		(3,494)		(771)		—		(771)
POSCHROME		(408)		—		(408)		(891)		—		(891)
Shunde Xingpu Steel Center Co., Ltd.		15		—		15		(18)		—		(18)
POSVINA		(380)		—		(380)		—		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		(342)		—		(342)		(135)		—		(135)
Qingdao Pohang Stainless Steel Co., Ltd.		(12,496)		(97)		(12,593)		—		(119)		(119)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		(241)		—		(241)		—		—		—
POSCO–China Holding Corp.		(8,782)		(49)		(8,831)		—		(17)		(17)
POSCO–Japan Co., Ltd.		(11,403)		—		(11,403)		—		—		—

	~~W~~	(89,847)	~~W~~	(54,785)	~~W~~	(144,632)	~~W~~	(50,153)	~~W~~	4,983	~~W~~	(45,170)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details on the elimination of unrealized profit from intercompany transactions for the three-month periods ended June 30, 2005 and 2004, are as follows:

	2005						2004
			Property, Plant						Property, Plant
			and Equipment,						and Equipment,
(in millions of			and Intangible						and Intangible
Korean won)	Inventories		Assets		Total		Inventories		Assets		Total
POSCO E&C	~~W~~	1	~~W~~	(21,216)	~~W~~	(21,215)	~~W~~	—	~~W~~	1,277	~~W~~	1,277
Posteel Co., Ltd.		(12,019)		2		(12,017)		(7,475)		7		(7,468)
POSCON Co., Ltd.		16		(3,393)		(3,377)		(64)		(178)		(242)
Pohang Steel Co., Ltd.		(4,459)		—		(4,459)		1,366		(433)		933
POSCO Machinery & Engineering Co., Ltd.		(16)		(2,007)		(2,023)		(15)		9		(6)
POSDATA Co., Ltd.		(1)		257		256		(7)		(451)		(458)
POS-AC Co., Ltd.		—		(1,397)		(1,397)		—		(753)		(753)
Changwon Specialty Steel Co., Ltd.		(141)		(1)		(142)		(360)		(10)		(370)
POSCO Machinery Co., Ltd.		(1)		(918)		(919)		(5)		(320)		(325)
eNtoB Corporation		(12)		(16)		(28)		(18)		(2)		(20)
POSCO Refractories & Environment (POSREC)		(188)		(681)		(869)		(109)		(5)		(114)
Pohang Steel America Corporation (POSAM)		3,878		—		3,878		(3,337)		—		(3,337)
POSCO Australia Pty. Ltd. (POSA)		—		—		—		(99)		—		(99)
POSCO Asia Co., Ltd. (POA)		(523)		(1)		(524)		160		—		160
POSCO International Osaka, Inc. (PIO)		—		—		—		232		—		232
VSC-POSCO Steel Corporation (VPS)		—		16		16		—		13		13
DALIAN POSCO-CFM Coil Center Co., Ltd.		(2,610)		—		(2,610)		(747)		—		(747)
Zhangjiagang Pohang Stainless Steel Co., Ltd.		(20,652)		(187)		(20,839)		(15,452)		5		(15,447)
SHUNDE Pohang Coated Steel Co., Ltd.		—		—		—		(841)		—		(841)
POS-THAI Service Steel Co., Ltd.		75		—		75		—		—		—
KOBRASCO		(2,592)		—		(2,592)		(240)		—		(240)
POSCHROME		(543)		—		(543)		(130)		—		(130)
Shunde Xingpu Steel Center Co., Ltd.		(1)		—		(1)		(135)		—		(135)
POSVINA		78		—		78		—		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		130		—		130		(18)		—		(18)
Qingdao Pohang Stainless Steel Co., Ltd.		(5,763)		(97)		(5,860)		—		(119)		(119)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		(114)		—		(114)		—		—		—
POSCO–China Holding Corp.		(5,591)		(49)		(5,640)		—		(17)		(17)
POSCO–Japan Co., Ltd.		(3,018)		—		(3,018)		—		—		—

	~~W~~	(54,066)	~~W~~	(29,688)	~~W~~	(83,754)	~~W~~	(27,294)	~~W~~	(977)	~~W~~	(28,271)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Summary of financial information on equity-method investees as of and for the six-month period ended June 30, 2005, is as follows:

(in millions of							Net Income
Korean won)	Total Assets		Total Liabilities		Sales		(Loss)
POSCO E&C	~~W~~	1,870,043	~~W~~	1,025,604	~~W~~	1,762,600	~~W~~	79,100
Posteel Co., Ltd.		507,066		226,397		801,721		16,037
POSCON Co., Ltd.		187,573		99,082		147,316		8,955
Pohang Steel Co., Ltd.		410,484		125,503		309,934		13,365
POSCO Machinery & Engineering Co., Ltd.		72,807		34,844		88,036		3,347
POSDATA Co., Ltd.		208,048		95,189		146,825		4,118
POSCO Research Institute		24,877		1,666		6,787		566
Seung Kwang Co., Ltd.		80,053		36,317		6,777		1,206
POS-AC Co., Ltd.		22,561		9,188		19,924		3,262
Changwon Specialty Steel Co., Ltd.		777,097		374,297		606,926		22,701
POSCO Machinery Co., Ltd.		48,887		18,644		57,401		3,113
POSTECH Venture Capital Co., Ltd.		34,512		58		156		64
eNtoB Corporation		43,680		26,272		147,250		14
POSCO Refractories & Environment (POSREC)		142,607		39,888		121,951		8,805
POSCO Terminal Co., Ltd.		34,051		4,394		16,116		4,768
Dongwoosa Service Inc.		45,297		18,580		36,982		3,037
Samjung Packing & Aluminum Co., Ltd.		147,816		93,241		139,729		4,578
Pohang Steel America Corporation (POSAM)		167,249		32,519		48,056		1,175
POSCO Australia Pty. Ltd. (POSA)		84,347		41,518		33,519		939
POSCO Asia Co., Ltd. (POA)		86,702		67,322		641,179		1,904
VSC-POSCO Steel Corporation (VPS)		43,261		28,627		41,051		(306)
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

							Net Income
(in millions of Korean won)	Total Assets		Total Liabilities		Sales		(Loss)
DALIAN POSCO-CFM Coil Center Co., Ltd.	~~W~~	66,989	~~W~~	34,079	~~W~~	43,308	~~W~~	323
POS-Tianjin Coil Center Co., Ltd.		35,685		23,049		32,947		394
Zhangjiagang Pohang Stainless Steel Co., Ltd.		790,329		518,418		529,985		1,515
SHUNDE Pohang Coated Steel Co., Ltd.		63,909		29,467		31,999		2,595
POS-THAI Service Steel Co., Ltd.		58,001		49,679		43,644		748
Myanmar-POSCO Co., Ltd.		8,497		2,549		1,275		(137)
KOBRASCO		195,246		130,662		144,465		31,900
POSINVEST		164,732		99,135		3,233		1,080
POSCHROME		37,965		7,542		25,648		4,209
Shunde Xingpu Steel Center Co., Ltd.		41,606		26,449		40,487		528
POS-HYUNDAI STEEL		15,156		6,454		29,040		1,096
POSVINA		10,286		3,337		11,080		127
Posmmit Steel Centre SDN BHD (POS-MMIT)		45,745		33,648		26,171		1,855
PT POSMI Steel Indonesia		50,753		46,043		29,756		1,262
Qingdao Pohang Stainless Steel Co., Ltd.		201,498		147,750		114,113		(5,653)
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		61,234		40,156		38,448		682
POSCO–China Holding Corp.		73,161		155		3,358		(155)
POSCO–Japan Co., Ltd.		314,742		265,982		347,200		3,793

	~~W~~	7,274,552	~~W~~	3,863,704	~~W~~	6,676,393	~~W~~	226,910

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The effects of the equity method on the financial information of equity-method investees, and the change in the accounting principles and estimations, are as follows:

(in millions of	Reason of	Net Assets Value		Adjustment		Net Assets Value
Korean won)	Adjustment	before Adjustment		Amount		after Adjustment
POSCO Australia Pty. Ltd. (POSA)	[1]	~~W~~	42,829	~~W~~	15,773	~~W~~	58,602
POSCO–China Holding Corp.	[1]		73,006		221		73,227

[1] Home country is generally accepted accounting principles do not require application of equity method of accounting.
Market value of equity-method investments in marketable equity securities as of June 30, 2005, is as follows:

(in millions of Korean won,
except per share amount)	Number of Shares	Share Price		Fair Market Value
Pohang Steel Co., Ltd.	4,000,000	~~W~~	28,400	~~W~~	113,600
POSDATA Co., Ltd.	4,000,000		33,000		132,000
POSCO Refractories & Environment (POSREC)	3,544,200		15,450		54,758
Samjung Packing & Aluminum Co., Ltd.	270,000		10,300		2,781
Valuation gains and losses on investments recorded as capital adjustments as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)
Company	Remarks	2005		2004
Posteel Co., Ltd. and others	Capital changes in equity method	~~W~~	118,982	~~W~~	158,994
POSCON Co., Ltd. and others	Negative capital changes in equity method		(76,731)		(66,866)

		~~W~~	42,251	~~W~~	92,128

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

8.	Property, Plant and Equipment

Property, plant and equipment as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Buildings and structures	~~W~~	4,973,854	~~W~~	4,533,534
Machinery and equipment		19,864,210		18,833,327
Tools		119,673		110,155
Vehicles		149,347		149,631
Furniture and fixtures		134,346		132,954

		25,241,430		23,759,601
Less: Accumulated depreciation		(17,955,039)		(17,537,138)

		7,286,391		6,222,463

Construction-in-progress		1,926,289		2,307,781
Less: Accumulated impairment loss		(83,617)		(83,617)

		1,842,672		2,224,164

Land		757,893		756,434

	~~W~~	9,886,956	~~W~~	9,203,061

The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~ 2,564,822 million as of June 30, 2005 (2004: ~~W~~ 2,498,414 million).

As of June 30, 2005, property, plant and equipment are insured against fire and other casualty losses up to ~~W~~ 3,018,028 million (2004: ~~W~~ 2,996,483 million). In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by ~~W~~ 3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to ~~W~~ 3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity (Note 16).

Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~ 469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The changes in the carrying value of property, plant and equipment for the three-month and six-month periods ended June 30, 2005, are as follows:

	For the three-month period ended June 30, 2005
(in millions of	Beginning										Ending
Korean won)	Balance		Acquisition		Disposal		Others		Depreciation [1]		Balance
Land	~~W~~	757,887	~~W~~	6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	757,893
Buildings		1,757,081		89,050		1,889		—		34,072		1,810,170
Structures		917,910		279,841		1,125		—		21,159		1,175,467
Machinery and equipment		3,606,073		916,664		13,508		3,360		303,685		4,208,904
Vehicles		28,114		547		28		—		2,628		26,005
Tools		27,073		5,677		—		—		3,310		29,440
Furniture and fixtures		34,541		4,824		63		7		2,904		36,405
Construction-in-progress		2,400,324		742,983		—		(1,300,635)		—		1,842,672

	~~W~~	9,529,003	~~W~~	2,039,592	~~W~~	16,613	~~W~~	(1,297,268)	~~W~~	367,758	~~W~~	9,886,956

	For the six-month period ended June 30, 2005
(in millions of	Beginning										Ending
Korean won)	Balance		Acquisition		Disposal		Others		Depreciation [1]		Balance
Land	~~W~~	756,434	~~W~~	1,459	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	757,893
Buildings		1,755,773		123,449		2,182		(15)		66,855		1,810,170
Structures		891,604		326,044		1,652		—		40,529		1,175,467
Machinery and equipment		3,485,128		1,313,711		16,278		3,375		577,032		4,208,904
Vehicles		28,501		2,774		102		—		5,168		26,005
Tools		25,686		10,017		—		—		6,263		29,440
Furniture and fixtures		35,772		6,337		151		7		5,560		36,405
Construction-in-progress		2,224,163		1,402,666		—		(1,784,157)		—		1,842,672

	~~W~~	9,203,061	~~W~~	3,186,457	~~W~~	20,365	~~W~~	(1,780,790)	~~W~~	701,407	~~W~~	9,886,956

[1] Includes depreciation expenses on assets not in use.
The Company’s expenditures in relation to construction-in-progress for the establishment of No. 5 Continuous Galvanizing Line (“CGL”) business operation and other projects amounted to ~~W~~ 1,402,666 million for the six-month period ended June 30, 2005 (for the three-month period ended June 30, 2005: ~~W~~ 742,983 million).
As of June 30, 2005, fully depreciated property, plant and equipment still in use amounted to ~~W~~49 million (2004: ~~W~~ 46 million).
As of June 30, 2005, the book values of property, plant and equipment used in operations which have been temporarily suspended, amounted to ~~W~~ 5,038 million (2004: ~~W~~ 16,042 million).
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

9.	Intangible Assets

The changes in the carrying value of intangible assets, net of accumulated amortization, for the three-month and six-month periods ended June 30, 2005, are as follows:

	For the three-month period ended June 30, 2005
	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance
Intellectual property rights	~~W~~	341	~~W~~	17	~~W~~	30	~~W~~	328
Land usage rights		317		—		2		315
Port facilities usage rights		141,694		—		4,703		136,991
Other intangible assets [1]		192,456		382		26,108		166,730

	~~W~~	334,808	~~W~~	399	~~W~~	30,843	~~W~~	304,364

	For the six-month period ended June 30, 2005
	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance
Intellectual property rights	~~W~~	371	~~W~~	17	~~W~~	60	~~W~~	328
Land usage rights		3		315		3		315
Port facilities usage rights		146,396		—		9,405		136,991
Other intangible assets [1]		216,474		2,353		52,097		166,730

	~~W~~	363,244	~~W~~	2,685	~~W~~	61,565	~~W~~	304,364

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
Research and development costs for the three-month periods ended June 30, 2005 and 2004, and six-month periods ended June 30, 2005 and 2004, are as follows:

	For the three-month periods				For the six-month periods ended
	ended June 30				June 30
(in millions of Korean won)	2005		2004		2005		2004
Ordinary research costs	~~W~~	1,164	~~W~~	1,677	~~W~~	2,243	~~W~~	2,695
Development costs		82,172		85,812		144,577		141,089
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

10. Other Assets
     Other assets as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Other current assets
Short-term loans receivable	~~W~~	414	~~W~~	2,664
Accrued income		7,129		9,317
Prepaid expenses		30,251		4,785
Others		1,429		883
Less: Allowance for doubtful accounts		(377)		(2,676)

		38,846		14,973

Other long-term assets
Guarantee deposits (Note 26)		1,109		1,195
Other investment assets (Note 8)		98,942		105,480
Less: Allowance for doubtful accounts		—		(71)
Present value discount		—		(339)

		100,051		106,265

	~~W~~	138,897	~~W~~	121,238

11. Short-Term Borrowings
     Short-term borrowings as of June 30, 2005 and December 31, 2004, consists of the following:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Banker’s usance	3.26	~~W~~	241	~~W~~	13,992

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

12. Long-Term Debts
     Current portion of long-term debts as of June 30, 2005 and December 31, 2004, consists of the following:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Foreign currency borrowings in won equivalent	4.60	~~W~~	1,780	~~W~~	1,943
Loans from foreign	2.00
financial institutions	LIBOR + 0.80		9,262		10,078
Debentures	0.00-8.00		878,181		915,597

			889,223		927,618
Less: Discount on debentures issued			(941)		(1,046)

		~~W~~	888,282	~~W~~	926,572

     Long-term debts as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Foreign currency borrowings in won equivalents (Note 26)	~~W~~	8,011	~~W~~	9,716
Loans from foreign financial institutions (Note 26)		50,824		60,616
Debentures (Note 26)		1,823,369		2,413,229

		1,882,204		2,483,561
Less: Current portion		(889,223)		(927,618)
Discount on debentures		(3,856)		(6,290)

	~~W~~	989,125	~~W~~	1,549,653

     Long-term foreign currency borrowings as of June 30, 2005 and December 31, 2004, are as follows:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Development Bank of Japan	4.60	~~W~~	8,011	~~W~~	9,716
Less: Current portion			(1,780)		(1,943)

		~~W~~	6,231	~~W~~	7,773

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Loans from foreign financial institutions as of June 30, 2005 and December 31, 2004, are as follows:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Natexis Banques Populaires	2.00	~~W~~	8,451	~~W~~	10,168
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		42,373		50,448

			50,824		60,616
Less: Current portion			(9,262)		(10,078)

		~~W~~	41,562	~~W~~	50,538

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~8,535 million as of June 30, 2005 (2004: ~~W~~10,324 million).

Debentures outstanding as of June 30, 2005 and December 31, 2004, are as follows:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Domestic debentures	6.00-8.00	~~W~~	800,000	~~W~~	1,100,000
Yankee Bonds	7.13		266,513		487,157
Samurai Bonds	1.84		278,181		303,621
Exchangeable bonds[1]	—		478,675		522,451

			1,823,369		2,413,229
Less: Current portion			(878,181)		(915,597)
Discount on debentures issued			(3,856)		(6,290)

		~~W~~	941,332	~~W~~	1,491,342

[1] The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
As of June 30, 2005, 1,735,799 shares, equivalent to 15,622,187 ADRs, of SK Telecom Co.,Ltd. act as collateral pursuant to exchangeable bonds issued (Note 7).
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Details of exchangeable bonds as of June 30, 2005, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,194/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004 and 2005, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 894,150 ADRs which brought down the exchangeable bond price to JPY3,194/ADR.
Maturities of long-term debt outstanding as of June 30, 2005, are as follows:

			Foreign		Loans from
			Currency		Foreign Financial
Period	Debentures		Borrowings		Institutions		Total
July 2006-June 2007	~~W~~	466,513	~~W~~	1,780	~~W~~	9,262	~~W~~	477,555
July 2007-June 2008		—		1,780		9,262		11,042
July 2008-June 2009		478,675		1,780		9,262		489,717
July 2009-June 2010		—		891		9,262		10,153
Thereafter		—		—		4,514		4,514

	~~W~~	945,188	~~W~~	6,231	~~W~~	41,562	~~W~~	992,981

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

13.	Accrued Severance Benefits

Changes in accrued severance benefits for the six-month period ended June 30, 2005, are as follows:

	severance		Pension		Severance
(in millions of Korean won)	benefits		Fund		Insurance		Total
Beginning balance	~~W~~	423,884	~~W~~	101	~~W~~	251,995	~~W~~	171,788
Increase		175,149		—		36,841		138,308
Decrease		100,588		1		8,284		92,303

Ending balance	~~W~~	498,445	~~W~~	100	~~W~~	280,552		217,793

As of June 30, 2005, the Company has funded approximately 56% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities

Other liabilities as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Other current liabilities
Advances received	~~W~~	41,226	~~W~~	28,544
Unearned revenue		1,402		2,155
Others		40,739		5,357

		83,367		36,056

Other long-term liabilities		37,001		54,210

	~~W~~	120,368	~~W~~	90,266

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

15.	Commitments and Contingencies

As of June 30, 2005, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

				Won Equivalent
	Financial Institution	Amout Guaranteed		(in millions)
Related companies
VPS	Credit Lyonnais	US$	410,526	~~W~~	421
POSINVEST	Industrial and
	Commercial Bank of China and others		126,015,586		129,090

Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China		154,990,000		158,772
POSMI	Korea Exchange Bank		1,800,000		1,844

		US$	283,216,112		290,127

Others
Dae Kyeong Special Steel	The Korea	~~W~~	3,022		3,022
Co., Ltd.	Development Bank	US$	2,273,600		2,329
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	1,601		1,601
The Siam United Steel Co. Ltd.	Japan Bank for
	International
	Cooperation	US$	7,006,981		7,178
Zeus	Related creditors	JPY	51,622,000,000		478,675

					492,805

				~~W~~	782,932

As of December 31, 2004, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~225,188 million and ~~W~~538,575 million, respectively.

As of June 30, 2005, the Company has 44 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to market price. As of June 30, 2005, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under such long-term contracts.
See Report of Independent Accountants

POSCO

Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

The Company has a bank overdraft agreement with Woori Bank and six other banks amounting to ~~W~~210,000 million as of June 30, 2005. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and nine other banks for credit lines up to ~~W~~335,000 million.

The Company has entered into an agreement with Woori Bank and others amounting to US$800 million for opening letter of credit and document against acceptance and document against payment transactions in relation to trade, and US$100 million for foreign short-term borrowings as of June 30, 2005.

On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005. The Company completed the construction of Gwangyang Liquefied Natural Gas (LNG) terminal on July 4, 2005.

The Company has entered into a contract on the usage of the bulk carriers of Hanjin Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.

As of June 30, 2005, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~3,755 million for the six-month period ended June 30, 2005. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Period	Amount
July 2005-December 2005	~~W~~	3,423
2006		3,827
2007		1,482
2008		164

	~~W~~	8,896

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to ~~W~~87.4 billion during the year ended December 31, 2004, and expecting liquidation dividend receivables amounting to ~~W~~10.3 billion as other account receivables as of June 30, 2005 (Note 4).

As of June 30, 2005, the Company is a defendant in seven cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,398 million. The Company believes that the outcome of these cases is uncertain, but, in any event, they would not result in a material loss for the Company.

16.	Capital Surplus

Capital surplus as of June 30, 2005 and December 31, 2004, consists of the following:

(in millions of Korean won)	2005		2004
Revaluation surplus (Note 8)	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus [1]		134,682		134,682

	~~W~~	3,771,283	~~W~~	3,771,283

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
17.	Retained Earnings

Retained earnings as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,303,333		880,000
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		9,357,500		7,157,500
Appropriated retained earnings for dividends		377,699		184,398

		12,198,034		9,381,400
Unappropriated		2,708,571		3,482,739

	~~W~~	14,906,605	~~W~~	12,864,139

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Legal Reserve

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Other Legal Reserve

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss, and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Interim Dividend

The Company declared interim dividends, which are scheduled to be approved through a resolution of the Board of Directors on July 12, 2005. For the year ended December 31, 2004, the Company declared interim dividends in accordance with the resolution of the Board of Directors on July 23, 2004. Details of interim dividends in 2005 and 2004 are as follows:

	June 30, 2005			June 30, 2004
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount
Common shares	40	~~W~~	157,520	30	~~W~~	121,062

Dividend Payout Ratio

(in millions of Korean won)	June 30, 2005		June 30, 2004
Interim dividends	~~W~~	157,520	~~W~~	121,062
Net income		2,569,874		1,634,460
Dividend payout ratio		6.13%		7.41%
Dividend Yield Ratio

(in Korean won)	June 30, 2005		June 30, 2004
Interim dividends	~~W~~	2,000	~~W~~	1,500
Market price as of balance sheet date		182,500		149,000
Dividend yield ratio		1.10%		1.01%
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

18. Capital Adjustments
Capital adjustments as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Treasury stock	~~W~~	(1,036,796)	~~W~~	(680,144)
Valuation loss on investment securities (Note 7)		(385,381)		(419,965)
Capital changes in equity method (Note 7)		118,982		158,994
Negative capital changes in equity method (Note 7)		(76,731)		(66,866)

	~~W~~	(1,379,926)	~~W~~	(1,007,981)

As of June 30, 2005, the Company holds 7,514,891 shares of its own common stock amounting to ~~W~~935,682 million, and 912,010 shares of specified money in trust amounting to ~~W~~101,114 million.
The voting rights of treasury stock is restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 1,557,211 shares and 17,828 shares of its treasury stock on July 26, 2004 and December 21, 2004, respectively, to the association of employee stock ownership as approved by the Board of Directors on July 23, 2004 and December 17, 2004, respectively, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

19. Stock Appreciation Rights
The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	311,164 shares	6,984 shares	3,931 shares	24,163 shares	—	—
Number of shares outstanding	123,003 shares	48,912 shares	16,564 shares	111,734 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	- July 23, 2008	- April 27, 2009	- Sept. 18 2009	- April 26, 2010	- July 23, 2011	- April 28, 2012
Settlement method Cash or stock for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.
The compensation costs for stock appreciation rights granted to employees and executives for the six-month period ended June 30, 2005, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rdGrant		4thGrant		5thGrant		6thGrant		Total
Prior periods	~~W~~	36,297	~~W~~	2,851	~~W~~	1,461	~~W~~	9,663	~~W~~	1,695	~~W~~	—	~~W~~	51,967
Current periods		139		(470)		(127)		1,202		1,260		—		2,004
Future periods		—		—		—		—		3,343		—		3,343

	~~W~~	36,436	~~W~~	2,381	~~W~~	1,334	~~W~~	10,865	~~W~~	6,298	~~W~~	—	~~W~~	57,314

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

20. Derivatives
The Company entered into currency forward agreement to reduce currency risks that can arise from monetary assets and liabilities in foreign currency and nickel future to ensure adequate supply of raw materials. The gains and losses on currency forward and nickel future for the six-month period ended June 30, 2005, and related contract outstanding as of June 30, 2005, are follows:

	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Type of Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
Currency forward	Trading	Citibank Korea and
		others	~~W~~	—	~~W~~	—	~~W~~	463	~~W~~	302
Nickel future	”	Sempra Metal Ltd.		49		—		133		—

			~~W~~	49	~~W~~	—	~~W~~	596	~~W~~	302

21. Cost of Goods Sold
Cost of goods sold for the three-month and six-month periods ended June 30, 2005 and 2004, consists of the following:

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2005		2004		2005		2004
Finished goods, beginning of the period	~~W~~	707,766	~~W~~	622,950	~~W~~	766,872	~~W~~	562,196
Cost of goods manufactured		3,759,517		3,401,974		7,255,774		6,536,972
Transfer from (to) other accounts		(80,087)		(54,090)		(21,190)		(101,464)
Finished goods, end of the period		(980,577)		(622,950)		(980,577)		(622,950)
Refunded customs duties		(4,218)		(3,796)		(9,587)		(9,148)

Cost of goods sold for finished goods		3,402,401		3,344,088		7,011,292		6,365,606
Others		4,332		5,976		8,492		11,718

	~~W~~	3,406,733	~~W~~	3,350,064	~~W~~	7,019,784	~~W~~	6,377,324

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

22. Selling and Administrative Expenses
Selling and administrative expenses for the three-month and six-month periods ended June 30, 2005 and 2004, consist of the following:

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in thousands of Korean won)	2005		2004		2005		2004
Selling expenses	~~W~~	112,356	~~W~~	118,217	~~W~~	230,133	~~W~~	240,822
Fees and charges		31,203		19,560		57,365		43,328
Salaries and wages		16,884		16,812		34,596		33,918
Advertising		21,129		6,672		44,027		20,102
Research and development (Note 9)		6,385		9,556		13,475		21,084
Depreciation		11,199		11,074		22,277		21,935
Rent		9,759		10,424		19,447		20,811
Welfare		17,080		14,575		35,321		24,687
Provision for severance benefits		4,917		3,979		9,593		7,128
Supplies		815		1,119		3,676		3,863
Travel		2,708		2,584		5,096		4,868
Training		3,863		2,437		5,971		4,186
Repairs		3,904		5,454		5,784		7,114
Communications		1,425		1,330		2,748		2,603
Vehicle expenses		989		874		1,983		1,745
Taxes and public dues		775		622		1,606		1,366
Entertainment		740		688		1,276		1,149
Subscriptions and printing		631		448		1,352		847
Utilities		251		240		483		460
Insurance		1,167		125		1,677		257
Stock compensation expense (Note 19)		(10,760)		(10,638)		2,004		(3,115)
Others		5,692		4,293		9,978		7,137

	~~W~~	243,112	~~W~~	220,445	~~W~~	509,868	~~W~~	466,295

23. Donations
Donations made by the Company for the three-month and six-month periods ended June 30, 2005 and 2004, consist of the following:

	For the three-month periods				For the six-month periods
	ended June 30				ended June 30
(in millions of Korean won)	2005		2004		2005		2004
POSCO Educational Foundation	~~W~~	10,000	~~W~~	10,000	~~W~~	20,000	~~W~~	20,000
Employee benefit welfare		—		—		68,500		58,000
Others		2,546		1,358		3,294		4,049

	~~W~~	12,546	~~W~~	11,358	~~W~~	91,794	~~W~~	82,049

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

24. Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.
Income tax expense for the six-month periods ended June 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Current income taxes	~~W~~	915,740	~~W~~	662,041
Deferred income taxes		58,145		(35,152)

	~~W~~	973,885	~~W~~	626,889

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2005 and 2004:

(in millions of Korean won)	2005		2004
Net income before income tax	~~W~~	3,543,759	~~W~~	2,261,350
Statutory tax rate (%)		27.5		29.7

Income tax expense computed at statutory rate		974,534		671,621
Tax credit		(70,821)		(56,550)
Others, net		70,172		11,818

Income tax expense	~~W~~	973,885	~~W~~	626,889

Effective rate (%)		27.48		27.72

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

Components of deferred income taxes as of June 30, 2005 and December 31, 2004, are as follows:

	As of		Increase		As of
(in millions of Korean won)	December 31, 2004		(Decrease)		June 30, 2005
Reserve for special repairs	~~W~~	(137,394)	~~W~~	2,369	~~W~~	(135,025)
Allowance for doubtful accounts		13,949		735		14,684
Reserve for technology developments		(358,417)		(13,750)		(372,167)
Dividend income from related companies		60,219		9,482		69,701
Depreciation expense		16,809		452		17,261
Gain on valuation of equity method investments		(69,075)		(82,490)		(151,565)
Prepaid expenses		11,402		2,952		14,354
Impairment loss on property, plant and equipment		129,135		—		129,135
Gain on valuation of investment securities		—		146,179		146,179
Others		73,207		(6,892)		66,315

Net deferred income liabilities	~~W~~	(260,165)	~~W~~	59,037	~~W~~	(201,128)

In relation to valuation on equity method, among temporary differences, if the company is unlikely to dispose of investees’ shares or receive dividend within five years, income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.
There is no extraordinary gain or loss, therefore, the entire intra-period tax allocation is on the income before income tax.
The effective income tax rates for income before income taxes for the six-month periods ended June 30, 2005 is 27.48% (2004: 27.72%).
In accordance with the SKFAS No 17, Income Taxes, which became applicable to the Company on January 1, 2005, income tax effect of temporary differences in relation to an item in the shareholders’ equity is recorded as part of the related shareholders’ equity item. Due to the change in accounting policy, capital adjustment decreased by ~~W~~117,286 million, deferred tax assets increased by a76,641 million and deferred tax liabilities increased by ~~W~~193,927 million. There is no effect on net income.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

25.	Earnings Per Share

Basic earnings (ordinary income) per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

		Number of Days	Weighted
Period	Number of Shares	Outstanding	Number of Shares
For the three-month period ended June 30, 2005:
Beginning balance [1]	79,246,266	91	7,211,410,206
Acquisition treasury stock	486,332	- [2]	(39,209,441)

			7,172,200,765

For the six-month period ended June 30, 2005:
Beginning balance [1]	80,503,664	181	14,571,163,184
Acquisition treasury stock	1,743,730	- [2]	(179,570,872)

			14,391,592,312

Period	Weighted-Average Number of Common Shares
For the three-month period ended June 30, 2005:	7,172,200,765 ÷ 91 = 78,815,393

For the six-month period ended June 30, 2005:	14,391,592,312 ÷ 181 = 79,511,560

[1]	Beginning number of common shares excludes 6,683,171 treasury shares for the six-month period ended June 30, 2005 (for the three-month ended June 30, 2005: 7,940,569 treasury shares).

[2]	The Company acquired 1,743,730 treasury shares during the six-month period ended June 30, 2005, and for the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded (Note 18).
     Basic ordinary income and earnings per share are calculated as follows:

	For the three-month		For the three-month		For the six-month
(in millions of Korean won,	period ended		period ended		period ended
except per share amounts)	March 31, 2005		June 30, 2005		June 30, 2005
Net income	~~W~~	1,307,536	~~W~~	1,262,337	~~W~~	2,569,874
Weighted-average number of common shares outstanding		80,215,462		78,815,393		79,511,560
Basic ordinary income and earnings per share	~~W~~	16,300	~~W~~	16,016	~~W~~	32,321
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

	For the three-month		For the six-month		For the year
(in millions of Korean won,	period ended		period ended		ended
except per share amounts)	June 30, 2004		June 30, 2004		December 31,
Net income	~~W~~	914,539	~~W~~	1,634,460	~~W~~	3,823,634
Weighted-average number of common shares outstanding		80,707,945		80,707,945		80,836,040
Basic ordinary income and earnings per share	~~W~~	11,331	~~W~~	20,252	~~W~~	47,301
Diluted earnings per share
Diluted earnings per share for the periods on the table above are identical to the basic earnings per share, since there is no dilutive effect resulting from the stock appreciation right as of the respective balance sheet dates.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

26. Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies and gain and loss on foreign currency translation as of June 30, 2005 and December 31, 2004, are as follows:

	2005								2004
					Loss on		Gain on
					Foreign		Foreign
(in millions			Won		Currency		Currency		Won
of Korean won)	Foreign currency		Equivalent		Translation		Translation		Equivalent
Assets
Cash and cash equivalent and others[1]	US$	35,601,902	~~W~~	36,471	~~W~~	647	~~W~~	—	~~W~~	35,075
Trade accounts and notes	US$	164,584,583		168,600		4		1,491		138,155
receivable	JPY	2,786,079,452		25,834		5		24		42,267
	EUR	1,352,490		1,674		41		—		142
Other receivables	US$	11,332,343		11,609		199		7		14,496
	JPY	701,269,793		6,503		—		—		104
Held-to-maturity securities [2]	US$	1,001,688		1,026		20		—		1,044
Guarnatee deposits	US$	261,055		267		18		1		283

			~~W~~	251,984	~~W~~	934	~~W~~	1,523	~~W~~	231,566

Liabilities
Trade accounts and notes	US$	324,077,755	~~W~~	331,985	~~W~~	5,414	~~W~~	12	~~W~~	229,481
payable	JPY	355,546,225		3,297		4		8		12,475
	EUR	590,442		731		14		—		1,134
Short -term borrowings	US$	235,437		241		2		—		13,992
Other accounts payable	US$	4,311,737		4,417		50		—		6,643
	JPY	461,198,907		4,277		4		6		2,714
	EUR	164,000		203		—		—		508
Accrued expenses	US$	4,715,843		4,831		—		—		226,006
Debentures	US$	260,165,000		266,513		—		5,047		487,157
	JPY	461,198,907		756,856		—		69,216		826,072
Foreign currency borrowings	JPY	864,000,000		8,011		—		732		9,716
Loans from foreign financial institutions	US$	21,312,145		21,832		—		413		24,470
	EUR	23,424,160		28,992		—		4,340		36,146

			~~W~~	1,432,186	~~W~~	5,488	~~W~~	79,774	~~W~~	1,876,514

[1]	Include short-term financial instruments.

[2]	Presented at face value.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

27.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2005 and 2004, and the related account balances as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004
POSCO E&C	~~W~~	1,139	~~W~~	3,613	~~W~~	843,443	~~W~~	309,845	~~W~~	18	~~W~~	82,889	~~W~~	173,670	~~W~~	237,283
Posteel Co., Ltd.		508,667		405,913		32,460		30,810		142,050		122,260		2,328		1,876
POSCON Co., Ltd.		77		84		105,241		86,067		1		15,172		19,248		43,050
Pohang Steel Co., Ltd.		230,726		126,062		704		324		40,927		43,021		168		1
POSCO Machinery & Engineering Co., Ltd.		18		12		79,368		52,173		2		2,270		24,079		27,879
POSDATA Co., Ltd.		465		461		90,208		103,174		1		442		27,227		30,782
POSCO Research Institute		—		—		4,809		2,995		—		—		561		7,224
Seung Kwang Co., Ltd.		—		—		37		20		2,063		2,038		—		—
POS-AC Co., Ltd.		275		247		12,361		9,022		—		—		850		663
Changwon Specialty Steel Co., Ltd.		1		3		35,382		38,697		1		1		6,257		6,692
POSCO Machinery Co., Ltd.		36		71		50,631		44,873		1		4,300		12,615		19,767
POSTECH Venture Capital Co., Ltd.		32		29		—		—		—		—		53		—
eNtoB Corporation		—		—		78,876		54,606		—		—		3,866		3,286
POSCO Refractories & Environment (POSREC)		92		97		94,082		83,003		17		19		18,431		23,526
POSCO Terminal Co., Ltd.		4,303		—		132		—		1,134		—		51		—
Dongwoosa Service Inc.		533		—		18,950		—		1		—		5,853		—
Samjung Packing & Aluminum Co., Ltd.		8,024		—		139,053		—		1,193		—		21,491		—
Pohang Steel America Corporation (POSAM)		25,955		12,397		—		—		—		—		—		—
POSCO Australia Pty. Ltd. (POSA)		5,284		—		9,154		26,935		—		24		—		—
POSCO Canada Ltd. (POSCAN)		—		—		47,891		26,374		—		16		13,354		—
POSCO Asia Co., Ltd. (POA)		324,723		270,247		74,270		77,715		27,048		29,866		6,584		4,730
POSCO International Osaka, Inc. (PIO)		—		201,028		—		13,840		—		—		—		—
VSC-POSCO Steel Corporation (VPS)		—		—		—		—		—		11		—		—
DALIAN POSCO-CFM Coil Center Co., Ltd.		—		15,794		—		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		468,169		373,413		—		—		17,135		16,486		—		—
SHUNDE Pohang Coated Steel Co., Ltd.		—		14,354		—		—		—		—		—		—
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004
POS-THAI Service Steel Co., Ltd.		4,081		—		—		—		—		—		—		—
KOBRASCO		—		—		63,748		44,350		—		—		10,257		2,584
USS — POSCO Industries (UPI)		135,770		178,273		—		—		—		—		—		—
POSCHROME		—		—		25,971		26,133		—		—		358		—
POSVINA		7,991		5,735		—		—		—		4		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		6,897		2,877		—		—		692		—		—		—
PT POSMI Steel Indonesia		—		5		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		132,916		—		—		—		16,856		—		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		3,277		—		—		—		—		—		—		—
POSCO–China Holding Corp.		—		190		639		4,442		—		—		—		—
POSCO–Japan Co., Ltd.		286,946		—		37,376		—		8,203		18,751		562		1,722

	~~W~~	2,156,397	~~W~~	1,610,905	~~W~~	1,844,786	~~W~~	1,035,398	~~W~~	257,343	~~W~~	337,570	~~W~~	347,863	~~W~~	411,065

[1]	Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

[2]	Receivable s include trade and other accounts receivable; payables include trade accounts and other accounts payable.
As of June 30, 2005, the Company provided payment guarantees for affiliated companies and others amounting to ~~W~~ 290,127 million (2004: ~~W~~ 225,188 million) (Note 15).
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

28. Regional Information
The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of June 30, 2005, are as follows:

	Pohang Mill	Gwangyang Mill
Major Products:
Hot Roll	HR coil, HR Sheet	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities:
Furnaces	1-4 furnaces, F furnace, COREX	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing
Hot Roll	1-2 HR	1-3 HR, Mini mill
Cold Roll	1-2 CR	1-4 CR
Others	HR, Steel plate, STS and others	—

Number of employees	8,973	6,986
Regional financial status as of June 30, 2005 and December 31, 2004, and operating results for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean won)
2005	Pohang		Gwangyang		Others		Total
Sales:[1]	~~W~~	5,724,684	~~W~~	5,291,200	~~W~~	17,950	~~W~~	11,033,834
Domestic sales		4,135,954		3,598,378		17,950		7,752,282
Export		1,588,730		1,692,822		—		3,281,552

Property, plant and equipment [2]	~~W~~	5,017,500	~~W~~	4,869,456	~~W~~	—	~~W~~	9,886,956
Intangible assets [2]		178,713		125,652		—		304,365

Total	~~W~~	5,196,213	~~W~~	4,995,108	~~W~~	—	~~W~~	10,191,321

Depreciation and amortization [3]	~~W~~	369,859	~~W~~	393,113	~~W~~	—	~~W~~	762,972

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

(in millions of Korean won)
2004	Pohang		Gwangyang		Others		Total
Sales:[1]	~~W~~	5,000,687	~~W~~	4,015,693	~~W~~	23,020	~~W~~	9,039,400
Domestic sales		3,629,205		2,584,564		23,020		6,236,789
Export		1,371,482		1,431,129		—		2,802,611

Property, plant and equipment [2]	~~W~~	4,658,741	~~W~~	4,544,320	~~W~~	—	~~W~~	9,203,061
Intangible assets [2]		218,844		144,400		—		363,244

Total	~~W~~	4,877,585	~~W~~	4,688,720	~~W~~	—	~~W~~	9,566,305

Depreciation and amortization [3]	~~W~~	351,787	~~W~~	379,527	~~W~~	572	~~W~~	731,886

Regional financial status as of June 30, 2005 and December 31, 2004, and operating results for the three-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean won)
2005	Pohang		Gwangyang		Others		Total
Sales:[1]	~~W~~	2,569,777	~~W~~	2,799,733	~~W~~	8,478	~~W~~	5,377,988
Domestic sales		1,823,993		1,924,182		8,478		3,756,653
Export		745,784		875,551		—		1,621,335

Property, plant and equipment [2]	~~W~~	5,017,500	~~W~~	4,869,456	~~W~~	—	~~W~~	9,886,956
Intangible assets [2]		178,713		125,652		—		304,365

Total	~~W~~	5,196,213	~~W~~	4,995,108	~~W~~	—	~~W~~	10,191,321

Depreciation and amortization [3]	~~W~~	190,619	~~W~~	207,982	~~W~~	—	~~W~~	398,601

(in millions of Korean won)
2004	Pohang		Gwangyang		Others		Total
Sales:[1]	~~W~~	2,563,600	~~W~~	2,179,517	~~W~~	11,620	~~W~~	4,754,737
Domestic sales		1,871,493		1,427,635		11,620		3,310,748
Export		692,107		751,882		—		1,443,989

Property, plant and equipment [2]	~~W~~	4,658,741	~~W~~	4,544,320	~~W~~	—	~~W~~	9,203,061
Intangible assets [2]		218,844		144,400		—		363,244

Total	~~W~~	4,877,585	~~W~~	4,688,720	~~W~~	—	~~W~~	9,566,305

Depreciation and amortization [3]	~~W~~	176,742	~~W~~	192,530	~~W~~	282	~~W~~	369,554

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expenses of idle assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(Unaudited)

29. Professional Staff Development Costs
The Company’s expenditure on education and training fees in relation to the development of professional personnel for the three-month and six-month periods ended June 30, 2005 and 2004, consist of the following:

	For the three-month periods				For the six- month periods
	ended June 30				ended June 30
(in millions of Korean won)	2005		2004		2005		2004
Fees for studying abroad	~~W~~	1,243	~~W~~	300	~~W~~	1,399	~~W~~	418
Fees for education obtained outside the company premises		999		773		2,007		1,540
Tutorial fees		1,450		945		2,393		1,354
Others		3,371		2,542		5,595		4,780

	~~W~~	7,063	~~W~~	4,560	~~W~~	11,394	~~W~~	8,092

30. Employees’ Welfare
In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to ~~W~~ 315,688 million for the six-month period ended June 30, 2005 (2004: ~~W~~ 224,948 million).
31. Reclassification of Prior Periods’ Financial Statement Presentation
Certain amounts in the June 30, 2004 and December 31, 2004 financial statements have been reclassified to conform to the June 30, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.
See Report of Independent Accountants